POLYMET MINING CORP.
NOTICE OF
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 9, 2013

Dear Shareholder:

            You are receiving this notification as PolyMet Mining Corp. (“PolyMet”) has decided to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders’ meeting. However, instead of a paper copy of the Management Proxy Circular, shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

            NOTICE IS HEREBY GIVEN that the 2013 Annual General and Special Meeting (the “Meeting”), of shareholders of PolyMet will be held on Tuesday, July 9, 2013 at 10:00 a.m. (Vancouver Time), at The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia, for the following purposes:

to receive our 2013 Annual Report, including our audited consolidated financial statements for the fiscal year ended January 31, 2013 and the report of our auditor on those financial statements;

to fix the number of our directors at eight;

to elect eight directors to hold office until the close of our next annual meeting of shareholders;

to appoint PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor;

to consider and, if thought fit, approve a resolution amending PolyMet’s Amended and Restated Shareholder Rights Plan as subsequently amended and restated by the shareholders in 2007 and 2008 and confirmed in 2011 (the “Shareholder Rights Plan”), by: (i) amending the definition of “Expiration Time” to extend the period for which the Shareholder Rights Plan expires to the earlier of the date of termination if not confirmed at the upcoming meeting, or the date of termination if not re-confirmed at subsequent meetings, and (ii) adding in a clause regarding re-confirmation of the Shareholder Rights Plan, and to transact such further and other business as may properly come before the Meeting or any adjournment or postponement thereof.

            Further information regarding the matters to be considered at the Meeting is set out in the accompanying Management Proxy Circular.

            Our board of directors has fixed the close of business on May 14, 2013 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only our registered shareholders as of the close of business on May 14, 2013 will be entitled to vote, in person or by proxy, at the Meeting.

            Whether or not you plan to attend the Meeting, we urge you to, as promptly as possible, complete and return the form of proxy, or vote by proxy over the Internet, mail or telephone, as instructed in the Management Proxy Circular. To be effective, your form of proxy must be received by Broadridge, 51 Mercedes Way, Edgewood, NY, 11717, no later than Friday, July 5, 2013 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

            If you are a beneficial shareholder and hold your common shares through an intermediary, such as a brokerage firm, bank, clearing agency, securities dealer or other similar organization, you should follow the voting procedures provided by: (a) Broadridge, if you have given permission to your intermediary to disclose your share ownership information to us; or (b) your intermediary, if you have objected to your intermediary’s disclosure of such information.

            Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Management Proxy Circular was filed on SEDAR. Such requests may be made through the Internet by going to www.proxyvote.com and entering the 12-digit control number located on the voting instruction form or notification letter provided to beneficial shareholders and following the instructions provided. Alternatively, such requests may be made by telephone at any time prior to the meeting by dialing 1-800-690-6903 and entering the 12-digit control number provided on the voting information form or notification letter provided to beneficial shareholders and following the instructions provided.

            To receive meeting materials in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least fourteen business days in advance of the Annual General and Special Meeting and time set out in the proxy or voting instruction form.

VOTING

            Beneficial shareholders are asked to return their enclosed voting instruction form using the following methods at least two business days in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-690-6903

FACSIMILE:	1-866-623-5305 (For Canadian Shareholders only)

MAIL:	Broadridge Financial c/o Vote Processing, 51 Mercedes Way, Edgewood NY 11707

By Order of the Board of Directors

signed “Jonathan Cherry”

Jonathan Cherry
President & Chief Executive Officer

Toronto, Ontario
May 14, 2013

POLYMET MINING CORP.
MANAGEMENT PROXY CIRCULAR FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 9, 2013

            Unless the context otherwise requires, in this Management Proxy Circular all references to “PolyMet”, the “Company”, “we”, “our” and “us” refer to PolyMet Mining Corp. and its subsidiaries. Unless otherwise stated, information in this Management Proxy Circular is given as at May 14, 2013.

INFORMATION ABOUT THIS MANAGEMENT PROXY CIRCULAR AND
THE 2013 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Why did I receive this Management Proxy Circular?

            We have sent this Notice of Annual General and Special Meeting and Management Proxy Circular or Notice of the Meeting, together with the enclosed paper form of proxy (the “Form of Proxy”), because our board of directors is soliciting your proxy to vote at our 2013 Annual General and Special Meeting (the “Meeting”) of shareholders. This Management Proxy Circular contains information about the matters to be voted on at the Meeting and important information about us. As many of our shareholders are expected to be unable to attend the Meeting in person, proxies are solicited by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting. References in this Management Proxy Circular to the Meeting include any adjournments or postponements of the Meeting.

            We intend to mail a Notice of the Meeting on or about May 30, 2013 to all of our shareholders entitled to vote at the Meeting.

What is the date, time and place of the Meeting?

            The Meeting will be held in The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia, on Tuesday, July 9, 2013, at 10:00 a.m. (Vancouver Time).

Who can vote at the Meeting?

            Only registered shareholders as at the close of business on May 14, 2013 will be entitled to vote at the Meeting. As at May 14, 2013, there are 183,272,404 common shares without par value of PolyMet (“Common Shares”) issued and outstanding. Each person voting at the Meeting has one vote in a vote by show of hands. If a ballot is taken, each person voting at the Meeting will have one vote for each Common Share held.

Registered Shareholder: Common Shares Registered in Your Name

            If on May 14, 2013, your Common Shares were registered directly in your name with our registrar and transfer agent, Computershare Investor Services Inc., then you are a registered shareholder. As a registered shareholder, you may vote in person at the Meeting or vote by proxy. Whether or not you plan to attend the Meeting, we urge you to, as promptly as possible, complete and return the enclosed paper Form of Proxy, or vote by proxy over the Internet, as instructed below to ensure your vote is counted.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

            If on May 14, 2013, your Common Shares were held in an account with an intermediary, such as a brokerage firm, bank, dealer or other similar organization, then you are a beneficial shareholder and your Common Shares are held in “street name”. The intermediary holding your account, or a clearing agency (such as CDS Clearing and Depositary Services Inc. in Canada or Depositary Trust Company in the United States) of which the intermediary is a participant, is considered the registered shareholder for purposes of voting at the Meeting. As a beneficial shareholder, you have the right to direct the intermediary or clearing agency on how to vote the Common Shares registered in their name. You are also invited to attend the Meeting; however, since you are not the registered shareholder, you will not be able to vote your Common Shares registered in the name of the intermediary or clearing agency unless you have been appointed as a proxyholder by the intermediary or clearing agency.

What am I voting on at the Meeting?

            At the Meeting, our shareholders will be asked to vote on the following resolutions:

to fix the number of our directors at eight;

to elect eight directors to hold office until the close of our next annual meeting of shareholders;

to appoint PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor, and to consider and, if thought fit, approve a resolution amending PolyMet’s Amended and Restated Shareholder Rights Plan as subsequently amended and restated by the shareholders in 2007 and 2008 and confirmed in 2011 (the “Shareholder Rights Plan”), by: (i) amending the definition of “Expiration Time” to extend the period for which the Shareholder Rights Plan expires to the earlier of the date of termination if not confirmed at the upcoming meeting, or the date of termination if not re-confirmed at subsequent meetings, and (ii) adding in a clause regarding re-confirmation of the Shareholder Rights Plan.

How does the Board recommend that I vote?

            Our board of directors believe that the fixing of the number of our directors at eight, the election of our management’s eight nominees to our board of directors, the appointment of PricewaterhouseCoopers LLP as our auditor and the proposed amendments to the Shareholder Rights Plan are each in the best interests of PolyMet and our shareholders and, accordingly, recommends that each shareholder vote his or her shares “FOR” each of the named management nominees for election to our board of directors and “FOR” each of the other matters.

What vote is required in order to approve each proposal?

            Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to our board of directors who receive the largest number of favourable votes will be elected our directors, up to the maximum number of directors established by our shareholders. Shareholders are not entitled to cumulative votes for the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

            A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the appointment of PricewaterhouseCoopers LLP as our auditor and independent registered public accounting firm.

            To approve the amendment and reconfirmation of the Shareholder Rights Plan, there are two votes required: (a) a simple majority of the votes cast by proxy or in person at the Meeting; and (b) a simple majority of the votes cast by proxy or in person at the Meeting other than (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding voting shares of PolyMet, and (ii) the associates, affiliates and insiders of anyone referred to in (i) above.

            Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the beneficial shareholder with respect to the voting of certain of our Common Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Common Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Common Shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum for the Meeting.

How do I vote?

Notice and Access

            The Canadian Securities Administrators have adopted amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, which allow the use of a new “notice and access” system for the delivery of proxy related materials, annual financial statements and related management’s discussion and analysis (the “Annual Materials”).

            Under this new system, reporting issuers are permitted to delivery the Annual Materials by posting them on SEDAR as well as a website other than SEDAR and sending a notice package to each shareholder receiving the Annual Materials under this system. The notice package must include (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Annual Materials; and (iv) a plain-language explanation of how the new notice and access system works and how the Annual Materials can be accessed online. Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically. This notice package must be mailed to shareholders for whom consent to electronic delivery has not been received.

            PolyMet has elected to send its Annual Materials to Beneficial Shareholders using the notice and access system. As such, PolyMet will send the above mentioned notice package to beneficial shareholders which will include instructions on how to access PolyMet’s Annual Materials online and how to request a paper copy. Distribution of our Annual Materials under this new system not only reduces printing and mailing costs, but it also reduces our impact on the environment.

Registered Shareholder: Common Shares Registered in Your Name

            If you are a registered shareholder you may vote by proxy or in person at the Meeting. Whether or not you plan to attend the Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Meeting and vote in person if you have already voted by proxy.

To vote in person at the Meeting, please come to the Meeting and we will give you an attendance card when you arrive.

To vote by proxy over the telephone, please call 1-800-690-6903 up until 11:59 p.m. Eastern Time on Friday July 5, 2013.

To vote using a Form of Proxy, please complete, sign, date and return your Form of Proxy in accordance with the instructions on the Form of Proxy.

To vote by proxy over the Internet, go to www.proxyvote.com and follow the online voting instructions and refer to your holder account number and proxy access number provided on the enclosed paper Form of Proxy.

            Whether you are voting by paper or Internet proxy, your proxy must be received by Broadridge, Attention: Vote Processing, 51 Mercedes Way, Edgewood, NY, 11717 no later than July 5, 2013 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

            If the instructions you give in your proxy are clear, and if the proxy is properly completed and delivered as described above and has not been revoked, the Common Shares represented by your proxy will be voted or withheld from voting on any poll that may be called for and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted on any poll in accordance with your instructions.

            You have the right to appoint another person to attend and act on your behalf at the Meeting other than the persons named in the enclosed paper Form of Proxy. To exercise this right, please insert the name of your nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

            We have two kinds of beneficial shareholders – those who have given permission to their intermediary to disclose their ownership information to us, otherwise referred to as “non-objecting beneficial owners”, and those who have objected to their intermediary’s disclosure of this information, otherwise referred to as “objecting beneficial owners”. As allowed under Canadian provincial securities laws, we have obtained a list of our non-objecting beneficial owners from intermediaries and have used that list to distribute proxy-related materials directly to non-objecting beneficial owners.

            If you are a non-objecting beneficial owner, then you will receive a voting instruction form from Broadridge. If you are an objecting beneficial owner, then you will receive a voting instruction form from your intermediary.

            The voting instruction form that you will receive is similar to the proxy that we provide to our registered shareholders. However, its purpose is limited to instructing your intermediary or clearing agency, as the registered shareholder, on how to vote on your behalf. No person will be admitted at the Meeting to vote by presenting a voting instruction form.

To vote using the voting instruction form, simply complete and return the voting instruction form in accordance with its instructions.

To vote in person at the Meeting, you must instruct Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner, to appoint you as proxyholder.

            If you have any questions, contact Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner.

How will proxies be exercised?

            The proxyholder will vote according to instructions in the proxy on any ballot, which may be called for and for which a choice has been specified. Unless otherwise indicated by you on the proxy, your Common Shares will be voted “FOR” the election of our management’s nominees for election to our board of directors and “FOR” each of the other motions proposed to be made at the Meeting as stated in the proxy.

            The proxy also confers upon the proxyholder discretionary authority to vote all Common Shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and any other matter that properly comes before the Meeting. Our board of directors know of no such amendment, variation or other matter that is to be presented for action at the Meeting. However, if any other matters which are not now known to our board of directors should properly come before the Meeting, the proxies will be voted, or withheld, by the proxyholder in his or her discretion.

What is the quorum for the Meeting?

            A quorum of shareholders must be present at the commencement of the Meeting, either in person or by proxy. Under our bylaws, the quorum for the Meeting is two of our shareholders present in person or by proxy holding or representing at least 5% of our Common Shares. If a quorum is not present at the commencement of the Meeting or within a reasonable period of time thereafter, the shareholders present in person or by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business at the Meeting.

What does it mean if I receive more than one set of proxy materials?

            This means that you own Common Shares that are registered under different names. For example, you may own some Common Shares directly as a registered shareholder and other Common Shares as a beneficial shareholder through an intermediary, or you may own Common Shares through more than one such organization. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to, as promptly as possible, complete and return all paper proxies, or vote by proxy over the Internet, and complete and return all voting instruction forms in order to vote all of the Common Shares you own. Each paper proxy you receive will come with its own return envelope. If you vote by mail, please make sure you return each paper proxy in the return envelope that accompanies that proxy.

Can I revoke my proxy?

            Yes, if you are a registered shareholder and have voted by paper or Internet proxy, you may revoke your proxy by delivering a duly executed proxy by paper or Internet with a later date or a form of revocation of proxy. Your proxy may be revoked by an instrument in writing signed by you or by your attorney duly authorized in writing and, if you are a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited at our registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Mitchell Gropper, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

            Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting, or any adjournments or postponements of the Meeting thereof, before the taking of a vote in respect of which the proxy is to be used. You may also revoke your proxy in any other manner permitted by law.

            If you are a non-objecting beneficial owner, you should contact Broadridge in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to Broadridge. Similarly, if you are an objecting beneficial owner, you should contact the intermediary that holds your Common Shares in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to your intermediary.

Who pays the cost of the proxy solicitation?

            We will pay the cost of soliciting these proxies, including the printing, handling and mailing of the proxy materials. Copies of these materials will be given to brokerage firms, banks, dealers or other similar organizations that hold our Common Shares for our beneficial shareholders. We will reimburse these brokerage firms, banks, dealers or other similar organizations for their reasonable out of pocket expenses in forwarding proxy materials to our beneficial shareholders. In addition, proxies may be solicited by certain of our directors, executive officers and employees personally or by telephone, mail, facsimile or e-mail. No additional compensation will be paid to our directors, officers or other employees for soliciting proxies. We may, if determined advisable, retain at our cost an agency to solicit proxies for us in Canada and in the United States.

How can I make a shareholder proposal for PolyMet’s 2014 Annual Meeting?

            If you want to propose a matter for consideration at our 2014 Annual Meeting, then that proposal must be submitted to us at our registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Mitchell Gropper, 90 days before the anniversary date of the Notice of Meeting for the 2014 Annual Meeting. To be eligible to submit a proposal, a person:

must be, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owner of the number of our Common Shares:

-	that is equal to at least 1% of the total number of our outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

-	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to us, is at least $2,000; or

must have the support of persons who, in the aggregate, and not-including the person that submits the proposal, have been, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holders, or the beneficial owners of the number of our Common Shares:

-	that is equal to at least 1% of the total number of our outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

-	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to us, is at least $2,000.

For a proposal to be valid, it must, subject to the Business Corporations Act (British Columbia), contain:

the name and address of the person and of the person’s supporters, if applicable; and

the number of Common Shares held or owned by the person and the person’s supporters, if applicable, and the date the Common Shares were acquired.

What if I have any questions regarding the Meeting?

            If you have any questions regarding the Meeting, please contact either Broadridge or PolyMet as follows:

            Broadridge

by phone:	1-800-693-6903, or

by mail:	51 Mercedes Way, Edgewood, NY 11717

            PolyMet

by phone:	1-416-915-4149;

by-mail:	info@polymetmining.com, or

by mail:	First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7

How can I find out the results of the voting at the Meeting?

            Preliminary voting results will be announced at the Meeting. Final voting results will be filed with the Canadian provincial securities regulatory authorities and be available on the Internet at www.sedar.com and will also be furnished to the United States Securities and Exchange Commission published in a report on Form 6-K and be available on the Internet at www.sec.gov.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

            As of May 14, 2013, to the knowledge of the directors and executive officers, no one person beneficially owns, controls or directs, directly or indirectly, more than 10% of our issued and outstanding Common Shares, other than Glencore AG, which holds 25.6% of our outstanding Common Shares. Our directors and executive officers as a group beneficially own, control or direct, directly or indirectly, an aggregate of 5,537,400 or approximately 3.0% of our issued and outstanding Common Shares.

BUSINESS TO BE CONDUCTED AT THE MEETING

Fixing the Number of Directors

            Our articles provide that our board of directors is to consist of a minimum of three directors and a maximum number to be determined from time to time by ordinary resolution of our shareholders. Our board of directors currently consists of eight individuals. Our board of directors proposes to fix the number of our directors at eight.

            A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposal to fix the number of our directors at eight.

            The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” fixing the number of our directors at eight.

Our Board of Directors recommend a vote “FOR” fixing the number of our directors at eight.

Election of Directors

Director Nominees for Election

            All of our current directors intend to stand for election to our board of directors. Our management has put forward the names of the directors as nominees, as outlined below.

            The term of each of our present directors expires at the conclusion of the Meeting. Each director elected at the Meeting will hold office until the conclusion of our next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with our articles or our governing legislation.

            We are not aware that any of our nominees will be unable or unwilling to serve as one of our directors; however, should we become aware of such an occurrence before the election of directors takes place at the Meeting and if the persons named in the accompanying paper Form of Proxy are appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom our board of directors in its discretion, may select.

            Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to our board of directors receiving the largest number of favourable votes will be elected as our directors, up to the maximum number of directors fixed by our shareholders. Shareholders are not entitled to cumulate votes for the election of directors and no class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

            The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” each named nominee.

Our Board of Directors recommends a vote “FOR” each named nominee.

Information about Nominees for Directors

            The following table provides certain information regarding our management’s nominees for election to our board of directors. The respective nominees have provided this information to us as of May 14, 2013.

Name of and Province and Country of Residence of Proposed Nominee Directors			Number and Approximate Percentage of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

	Director Since	Position with PolyMet	Number	Percent

Jonathan Cherry(5) Minnesota, United States	July 16, 2012	Director, President & Chief Executive Officer	Nil	0.0%

Dr. David Dreisinger(4, 5) British Columbia, Canada	October 3, 2003	Director	876,300	0.5%

W. Ian L. Forrest (2, 3, 4) Vaud, Switzerland	October 3, 2003	Director, Chairman	1,903,000	1.0%

Alan R. Hodnik(2, 4) Minnesota, United States	March 9, 2011	Director	Nil	0.0%

William Murray, P. Eng. British Columbia, Canada	March 17, 2003	Director	2,196,976	1.1%

Stephen Rowland(4) Connecticut, United States	October 30, 2008	Director	Nil	0.0%

Michael M. Sill(3, 5) Minnesota, United States	March 9, 2011	Director	Nil	0.0%

Frank L. Sims (2, 3, 4) Minnesota, United States	February 19, 2008	Director	346,124	0.2%

Notes:	(1)

The information as to the number of Common Shares owned, controlled or directed, directly or indirectly, has been based upon information provided by each of the proposed nominees for director and reports filed on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca. This excludes restricted stock.

	(2)	Member of our Compensation Committee.

	(3)	Member of our Audit Committee.

	(4)	Member of our Nominating and Corporate Governance Committee

	(5)	Member of our Safety, Health and Environmental Committee.

The following is a brief profile of each of the nominees for election to our board of directors:

Jonathan Cherry Mr. Cherry has served as our President and Chief Executive Officer and as a member of our board of directors since July 16, 2012. He also serves as the Chair on our safety, health and environmental committee. Prior to July 2012, Mr. Cherry’s career has spanned more than 24 years in the industry with over 20 of those years with Rio Tinto where he worked in a number of positions, including general manager, where he was responsible for permitting and the initial development of the Eagle Mine in Michigan’s Upper Peninsula. His previous position was Vice President with Rio Tinto, responsible for strategic direction in environmental permitting and compliance, legal matters and external relations related to mine development of the Resolution copper project in Arizona, United States. Mr. Cherry is a licenced Professional Engineer. Mr. Cherry currently resides in Minnesota, United States.

Dr. David Dreisinger Dr. Dreisinger has served as a member of our board of directors since October 2003. Dr. Dreisinger also served on our audit committee prior to June 2006. Currently, Dr. Dreisinger serves on our safety, health and environmental committee and on our corporate governance committee. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy. He has published over 200 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 16 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger serves as a director of Search Minerals, Inc. and as Vice President – Metallurgy/Process for each of Baja Mining Corp, Clifton Star Resources and South American Silver Corp. Dr. Dreisinger currently resides in British Columbia, Canada.

W. Ian L. Forrest Mr. Forrest has served as a member of our board of directors since October 2003, as our Co-Chair since January 2011 and as our Chair since July 2012. Mr. Forrest previously served as Chairman of our board until February 2008. He also serves on our audit, compensation, and nominating and corporate governance committees. Having played an important role in our revival in 2003, he was appointed Chairman in May 2004. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has more than 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining, which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also served as a director of MGold Resources Inc. until October, 2011 and Belmore Resources (Holdings) plc until July, 2011 when it was acquired by Lundin Mining Ltd. He currently serves on the boards of Georex SA and Poros SAS. Mr. Forrest was a director of Viatrade plc, which was put into receivership in August 2009. Mr. Forrest currently resides in Vaud, Switzerland.

Alan R. Hodnik Mr. Hodnik has served as a member of our board of directors since March 9, 2011. He also serves on our compensation committee and our corporate governance and nominating committee. Mr. Hodnik was named President of ALLETE, Inc. in May 2009, CEO in May 2010, and Chairman of that company in May 2011. Since joining ALLETE in 1982, Mr. Hodnik has served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer. As Chief Operating Officer, he led transmission, distribution, generation, and engineering for all aspects of the Company. Mr. Hodnik was the elected mayor of the City of Aurora, Minnesota from 1988 to 1998. He is a member of the board of Essentia Health - East Region and of the Area Partnership for Economic Expansion (APEX). Mr. Hodnik currently resides in Minnesota, United States.

William Murray Mr. Murray served as our Executive Chairman from February 5, 2008 to December 31, 2010 and has served as a member of our board of directors since March 2003. He previously served as our President and Chief Executive Officer from March 2003 until February 2008. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management and project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team than built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of Aura Minerals, Inc. and Prospero Silver Corp. Mr. Murray currently resides in British Columbia, Canada.

Stephen Rowland Mr. Rowland has served as a member of our board of directors since October 30, 2008. He also serves on our nominating and corporate governance committee. Mr. Rowland has been an executive with Glencore, a privately held diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States. Prior to joining Glencore, Mr. Rowland started his career in 1985 with Cargill, Inc. in Minneapolis. Mr. Rowland currently resides in Connecticut, United States.

Michael M. Sill Mr. Sill has served as a member of our board of directors since March 9, 2011. He also serves on our audit committee and our safety, health and environmental committee. Mr. Sill has served as President and CEO of Road Machinery & Supplies Co. since 1994, having joined the company in 1988. Road Machinery is a distributor of construction, mining and forestry equipment. Educated at Dartmouth College and J.L. Kellogg Graduate School of Management, Mr. Sill started his career as a financial analyst and commercial lending officer with The Northern Trust Company. He has served on the boards of the Associated Equipment Distributors, Associated General Contractors of Minnesota, and the Twin Cities Regional Board of US Bank. Mr. Sill currently resides in Minnesota, United States.

Frank Sims Mr. Sims has served as a member of our board of directors since February 2008, and served as our Co-Chair from January 2011 until July 2012. He also serves on our audit, compensation, and nominating and corporate governance committees. Mr. Sims has held a series of progressively senior positions with Cargill, Incorporated between 1972 and his retirement in December 2007. Most recently he served as Corporate Vice President. Minnesota-headquartered Cargill is an international provider of food, agricultural and risk management products and services. Mr. Sims currently serves on the board of Piper Jaffray Companies and South Jersey Industries. Mr. Sims has previously served on the board of Tennant Company, as Vice-Chair of the U.S. Marine Transportation System National Advisory Council, was a Chairman of the board of the North American Export Grain Association, and as Chairman of the Federal Reserve Bank of Minneapolis. Mr. Sims currently resides in Georgia, United States.

            To the knowledge of our management, except for Viatrade plc, an investment company of which Mr. Forrest was a director, which company went into administration in August 2009, no proposed directors are, at the date hereof, or have been, during the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the proposed director; or (ii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed director.

Appointment of Auditors

            The firm of PricewaterhouseCoopers LLP has served as our auditor since April 18, 2006. Upon the recommendation of our audit committee, our management proposes that PricewaterhouseCoopers LLP be appointed as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor. We have been advised that a representative of PricewaterhouseCoopers LLP will attend the Meeting and will have the opportunity to make a statement and respond to questions relating to their duties as auditor.

            A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposed appointment of PricewaterhouseCoopers LLP.

            The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” the appointment of PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor. If the resolution is not adopted, the Business Corporations Act (British Columbia) provides that our current auditor, PricewaterhouseCoopers LLP, will continue to act for us until such time as our shareholders approve an alternative auditor.

Our Board of Directors recommends a vote “FOR” appointing PricewaterhouseCoopers LLP.

Approval of Amendment and Restatement of the Shareholder Rights Plan

            At our Annual and Special Meeting held on June 17, 2008, our shareholders approved the amendment and restatement of the shareholder rights plan (the “Shareholder Rights Plan”). The Shareholder Rights Plan is embodied in an amended and restated shareholder rights plan agreement dated as of December 4, 2003, as amended and restated on May 25, 2007 and January 16, 2008 between PolyMet and Pacific Corporate Trust Company (now known as Computershare Trust Company of Canada). A copy of the Shareholder Rights Plan may be obtained on the internet at the site for Polymet Mining Corp. at www.sedar.com.

            The Shareholder Rights Plan is currently in effect but will expire on December 4, 2013, unless an amendment to the definition of the Expiration Time of the Shareholder Rights Plan is approved by the PolyMet shareholders at the Meeting. The Shareholder Rights Plan was not adopted by the PolyMet board as a response to, or in anticipation of, any offer or takeover bid, and the PolyMet board is not currently aware of any pending offer or take-over bid for the PolyMet Common Shares. The Board is of the view that the original reasons for entering into the Shareholder Rights Plan continue to apply and has determined that extension of the Shareholder Rights Plan is in the best interests of the Company and its shareholders.

            PolyMet is asking our shareholders to approve an amendment to the definition of “Expiration Time”, to extend the period for which the Shareholder Rights Plan expires. The current “Expiration Time” is from the earlier of (i) the date of termination, if not confirmed at the upcoming meeting, or (ii) the tenth anniversary of the Effective Date. PolyMet wishes to amend the “Expiration Time” to the earlier of (i) the date of termination if not confirmed at the upcoming Meeting, or (ii) the date of termination if not reconfirmed at subsequent meetings. Furthermore, PolyMet is asking our shareholders to approve an additional clause regarding re-confirmation of the Shareholder Rights Plan.

            After giving effect to the proposed amendment, paragraph 1.1(cc) in the Shareholder Rights Plan will read as follows:

“Expiration Time” means the close of business on that date which is the earlier of:

(i)	the date of termination of this Agreement pursuant to Section 5.18, and

(ii)

the date of termination of the meeting of the shareholders of the Company called to consider the reconfirmation of this Agreement as provided for in Section 5.19 herein if this Agreement is not reconfirmed at such meeting as required by Section 5.19 herein.

The second proposed amendment would be to add as new paragraph 5.19, the following:

5.19   Re-confirmation

            This Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by the Independent Shareholders in each case present in person or voting by proxy at a meeting of those shareholders of the Corporation who vote in respect of such reconfirmation at every third annual meeting following the Effective Date. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such meetings of holders of Shares, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a) or (h) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.19.

The text of the proposed resolution amending the Shareholder Rights Plan is as follows:

‘‘BE IT RESOLVED THAT:

1.	The amendment to the definition of “Expiration Time” and the additional paragraph regarding re-confirmation be approved; and

2.

Any director or officer of PolyMet be and is hereby authorized, for and on behalf of PolyMet, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

            To be effective, the resolution must be approved by: (a) a simple majority of the votes cast by proxy or in person at the Meeting; and (b) a simple majority of the votes cast by proxy or in person at the Meeting other than (o) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding voting shares of PolyMet, and (ii) the associates, affiliates and insiders of anyone referred to in (i) above.

Our Board of Directors has determined that the proposed amendments to the Shareholder Rights Plan are in the best interests of PolyMet and unanimously recommends a vote “FOR” the resolution approving the amendments to the Shareholder Rights Plan.

Summary of Certain Key Provisions of the Rights Plan

            The Rights Plan is not intended to, and will not, prevent a take-over of the Company. The objectives of the Rights Plan are to provide all holders of our voting shares with sufficient time to assess and evaluate a take-over bid and to permit our Board of Directors to pursue other alternatives, if appropriate, designed to maximize shareholder value.

            Under the Rights Plan, a bidder making a Permitted Bid for our voting shares may not take up any shares before the close of business on the 75th day after the date of the bid and then only if more than 50% of the common shares not beneficially owned by the person making the bid, certain related parties and certain others are deposited, in which case the bid must be extended for 10 business days on the same terms. The Rights Plan is intended to encourage an offeror to proceed by way of Permitted Bid or to approach our Board of Directors with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all of our shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis. Under the Rights Plan, a bid for less than all of our voting shares is not a Permitted Bid.

            The ratification and confirmation of the Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over offer. The Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the Business Corporations Act (British Columbia), the corporate statute governing the Company, to promote a change in the management or direction of the Company, including the right of holders of not less than 1/20 of the Company’s issued voting shares to requisition our directors to call a meeting of our shareholders to transact any proper business stated in the requisition.

Issuance and Trading of Rights

            One right (“Right”) has been issued by the Company in respect of each common share issued to date and one Right will be issued in respect of each common share issued before the earlier of the “Separation Time” (as described below) and the “Expiration Time” (as describe below).

            Notwithstanding the effectiveness of the Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights have not been sent to shareholders of the Company. Until the Separation Time, or earlier termination or expiration of the Rights, the Rights are evidenced by and transferred with the associated common shares and the surrender for transfer of any certificate representing common shares will also constitute the surrender for transfer of the Rights associated with those Common Shares of the Company. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated common shares. Each Right permits the holder to purchase from the Company one Common Share of the Company at an “Exercise Price” equal to two times the market price of a Common Share (determined as at the Separation Time) subject to adjustments and certain anti-dilution provisions.

Separation of Rights

            The Rights will become exercisable and trade separately from the associated Common Shares of the Company at the “Separation Time”, which is generally the close of business on the tenth trading day after the earlier of:

(a)

the first date of public announcement that a person or a group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding voting shares of the Company other than as a result of (i) a reduction in the number of voting shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as discussed below); (iii) acquisition of voting shares in respect of which our Board of Directors has waived the application of the Rights Plan; or (iv) other specified exempt acquisitions in which shareholders of the Company participate on a pro rata basis; and

(b)

the date of commencement of, or the first public announcement of an intention of any person to commence, a “Take-over Bid” (other than a “Permitted Bid” or a “Competing Permitted Bid” as each such term is described below). A “Take-over Bid” is an offer to acquire Common Shares of the Company (or any other voting shares) or securities convertible into common shares or voting shares, where the shares subject to the offer, together with shares beneficially owned by that person (including its affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding voting shares of the Company.

            Notwithstanding the above, the Separation Time can be a later date as may from time to time be determined by our Board of Directors.

            As soon as practicable following the Separation Time, separate certificates evidencing Rights will be mailed to holders of record of Common Shares of the Company as of the Separation Time and the right certificates will evidence the Rights.

When Rights Become Exercisable

            After the Separation Time, each Right entitles the holder thereof to purchase one Common Share of the Company at the Exercise Price. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive upon exercise, that number of Common Shares of the Company having an aggregate market price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be void. A Flip-in Event does not include acquisitions approved by our Board of Directors or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid and Competing Permitted Bid

            The Rights Plan continues to include a “Permitted Bid” concept whereby a Takeover Bid will not trigger the Rights if the bid meets certain conditions. A “Permitted Bid” is a Take-over Bid made by way of a take-over bid circular (which is a disclosure document required by Canadian securities legislation to be delivered with or as part of a Take-over Bid) and which complies with the following additional provisions:

(a)	the Take-over Bid is made to all registered holders of voting shares;

(b)	the Take-over Bid is made for all voting shares;

(c)

voting shares may be deposited under the bid at any time between the date of the bid and the date voting shares are first taken up or paid for, and any voting shares deposited under the bid may be withdrawn until taken up and paid for; and

(d)

the Take-over Bid must be open for at least 75 days and more than 50% of the outstanding voting shares held by “Independent Shareholders” (as described below) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if more than 50% of the voting shares are deposited and not withdrawn, an announcement of this fact must be made and the bid must remain open for a further 10 business day period.

            Our Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

            A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 75 days so long as it is open until the later of 35 days (the minimum period under Canadian securities legislation) after the date of the Competing Permitted Bid and the 60th day after the earliest date on which any other Permitted Bid or Competing Permitted Bid then in existence was made. The reduction in time for acceptance of a Competing Permitted Bid is designed to allow, as nearly as practicable, all bids to be dealt with by shareholders of the Company in substantially the same timeframe.

Redemption and Waiver

            The Rights may be redeemed by our Board of the Directors, with the prior approval of the holders of our voting shares or Rights, as the case may be, at any time prior to the occurrence of a Flip-in Event at a redemption price of Cdn$0.0001 per Right. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid or a Competing Permitted Bid.

            Our Board of Directors can waive the application of the Rights Plan to enable a Take-over Bid made by means of a take-over bid circular to all registered holders of our voting shares to proceed. Where our Board of Directors exercises this waiver power for one Take-over Bid, the waiver will also apply to any other Take-over Bid made by means of a take-over bid circular to all registered holders of voting shares made prior to the expiry of any bid subject to such waiver.

Protection Against Dilution

            The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding common Shares of the Company, pro rata distributions to holders of our Common Shares and other circumstances where adjustments are required to appropriately protect the interests of holders of Rights.

Institutional Investor Exemption

            Generally fund managers (for client accounts), managers or trustees of certain mutual funds (as well as the mutual funds), trust companies (acting in their capacities as trustees and administrators), crown agents (that manage public assets), statutory bodies (whose business includes the management of investment funds) and administrators or trustees of registered pension plans or funds (as well as the pension plans and funds) acquiring 20% or more of the voting shares of the Company (either directly and/or through associates and affiliates) are exempted from triggering a Flip-in Event, provided that for certain investors they are holding such securities in their ordinary course of business and in all cases they are not making, or are not part of a group making, a Take-over Bid (other than through certain limited transactions).

Expiration and Renewal

            If the Rights Plan is ratified and confirmed at the Meeting, the Rights Plan will remain in force until the “Expiration Time”, being the earlier of the “Termination Time” (the time at which the ability to exercise Rights terminates pursuant to the Rights Plan) and the close of business on the date of the meeting of shareholders of the Company at which a resolution to continue the existence of the Rights Plan is not approved by Independent Shareholders pursuant to the terms of the Rights Plan.

STATEMENT OF EXECUTIVE COMPENSATION

            All references in this Management Proxy Circular to “$” or to “C$” are to Canadian dollars. Any references to “US$” are to U.S. dollars.

            In this Management Proxy Circular, a “Named Executive Officer” (“NEO”) means: (i) PolyMet’s Chief Executive Officer; (ii) PolyMet’s Chief Financial Officer; (iii) PolyMet’s three other most highly compensated executive officers at the end of January 2013; and (iv) each individual who would be an NEO by virtue of but for the fact that the individual was neither an executive officer of PolyMet, nor serving in a similar capacity as at January 31, 2013. For the financial year ended January 31, 2013, PolyMet had four NEO’s, namely Messrs. Jonathan Cherry, Douglas Newby, Joseph Scipioni and Bradley Moore.

Compensation Committee

            The Compensation Committee is responsible for making recommendations to the board of directors regarding the compensation to be paid to each of the executive officers of PolyMet. In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options and other stock-based awards under the Omnibus Plan.

Composition of the Compensation Committee

            During the year ended January 31, 2013, the following individuals served as members of our Compensation Committee: Ian Forrest, Frank Sims, Alan Hodnik and Stephen Rowland, each of whom were directors of PolyMet during the time they served and all of whom are non-management and were deemed to be independent during the year. Each of the members of the Compensation Committee has extensive experience in corporate management in either the mining industry or in businesses located in Minnesota. Mr. Forrest has more than thirty years experience of senior corporate management and board oversight primarily in the global natural resources industries. Until 2008, Mr. Sims held senior positions with Cargill, Inc., a Minnesota-based commodities production and trading company, and previously served as Chair of the Minneapolis Federal Reserve Bank, and serves on the board of and on the Compensation Committee of Piper Jaffray Companies. Mr. Hodnik serves as Chairman, President and CEO of Allete Inc., a Minnesota-based utility, where he has overall responsibility for approximately 1,400 employees, many of whom are skilled engineers, environmental specialists or experienced in project development and finance, and many of whom work in north eastern Minnesota. Mr. Rowland is a senior executive of Glencore, where he has overseen the hiring of management at US-based and other mining operations managed directly by Glencore. Subsequent to the year ended January 31, 2013, Mr. Rowland resigned as a member of the Compensation Committee.

            PolyMet hired a compensation consultant, The Human Well, in August, 2012 to assist the Compensation Committee and board of directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet’s incentive plans in contributing to corporate performance. The Compensation Committee used this data to ensure PolyMet has the ability to attract, retain and motivate directors and key executives. Compensation is intended to be competitive with similar positions in the comparator group. The comparator group includes publicly held companies of similar size and market cap in Canada and the United States and other companies operating in the mining industry in North America. Individual levels, which are reviewed annually, may vary from this objective depending on particular experience and other qualifications of the individual, performance level, length of service and other relevant factors. We use comparator group information as a general guide to assist in comparing and reviewing compensation levels and establishing compensation arrangements. We do not set compensation by using specific benchmarks relative to the comparator group or any particular company in the comparator group.

            PolyMet paid the following fees to The Human Well for these services for the years ended January 31, 2013 and 2012.

Year	Executive Compensation – Related Fees	All Other Fees
2013	US$35,395	N/A
2012	N/A	N/A

            The Human Well will continue to provide PolyMet with compensation consulting services for the current fiscal year. PolyMet did not previously retain any services for compensation consultants.

            No members of the Compensation Committee are officers or employees or were former officers or employees of PolyMet or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to PolyMet or any interest in material transactions involving PolyMet. In addition, our executive officers have not served on the Compensation Committee (or in the absence of such committee the entire board of directors) of another issuer whose executive officer is a member of the Compensation Committee or board of directors. The Compensation Committee met three times during the year, including two in camera sessions. All meetings of the Compensation Committee are documented in the form of meeting minutes.

Objectives of Executive Compensation

            PolyMet is a mine development company. We are committed to strengthening our position in our industry. Due to the competitive nature of our industry, executive talent have significant career mobility and, as a result, the competition for experienced executives is great. The existence of this competition along with the need for talented and experienced executive officers to realize our business objectives underlies the design and implementation of all our compensation programs.

The Compensation Committee endeavours to ensure that PolyMet’s compensation policies:

attract and retain highly qualified executives;

motivate performance and recognize and reward contribution to the success of PolyMet as measured by the accomplishment of specific performance objectives;

ensure that a significant proportion of compensation is at risk and directly linked to the success of PolyMet;

align the interests of its management team with those of its shareholders; and

provide for health care coverage, disability and life insurance benefits.

            PolyMet’s compensation program reflects the transition from PolyMet’s re-activation in 2003 when it did not have the financial resources to pay cash compensation levels required to obtain the services of qualified and experienced personnel required to advance the NorthMet Project into a more mature, better financed enterprise. Accordingly, a substantial part of the initial compensation was through a long-term compensation plan that involved the issuance of shares of PolyMet upon the achievement of specific milestones in PolyMet’s business plan for the development of the NorthMet property, combined with the stock option plan. As PolyMet has advanced, long-term incentive rewards in the form of stock options and restricted stock for its American participants and restricted stock units for its Canadian participants are being provided under the Omnibus Plan, some of which have specific vesting conditions. Executives who have benefited from previous long-term incentive programs have smaller relative positions in these stock options. We are aware that our shareholders, employees and other stakeholders have experienced significant financial losses as a result of the global economic slowdown, and that PolyMet’s share price performance has been affected by uncertainty in the credit markets and delays in permitting. We are also cognizant that PolyMet’s position is not unusual in the industry.

Risks Associated with PolyMet’s Compensation Policies and Practices

            The Compensation Committee has considered the implications of the risks associated with the Company’s compensation practices and has determined that there are no significant areas of risk since the discretionary portion of compensation, that is, share options and bonuses are not formulaic, are based on qualitative measures and are at the full discretion of the Board.

Structure of Executive Compensation

            PolyMet’s compensation program for executive officers is designed to reward commitment and achievement with respect to overall financial and operating performance of PolyMet, the Compensation Committee and the board of directors’ overall assessment of each executive officer’s individual performance, and his or her contribution towards meeting corporate objectives, levels of responsibility and length of service. In regards to a significant proportion of compensation being at risk and linked to PolyMet’s success, we have structured our long-term incentives to ensure that compensation is closely aligned with shareholder interests.

            The Compensation Committee recommends executive bonus compensation to the Board of Directors dependent upon compensation levels that have been based on a prior independent evaluation. All executive bonus compensation is reviewed with the Chief Executive Officer. Bonuses to executive officers are discretionary and are determined by the Board and are based on the achievement of the Company or individual of certain stated goals.

            The Chairman and the Chief Executive Officer play a major role in determining, with the Compensation Committee, levels and types of compensation for all positions, other than the Chief Executive Officer and Chief Financial Officer. It is not anticipated that there will be any significant changes to our compensation practices in the next financial year.

Chief Executive Officer and Chief Financial Officer’s Compensation

            The Chief Executive Officer’s and the Chief Financial Officer’s compensation are determined by the board of directors based on recommendations of the Compensation Committee. The compensation of the Chief Executive Officer and the Chief Financial Officer are determined in accordance with the considerations described for the compensation of PolyMet’s executive officers and includes the same elements of compensation.

Elements of Executive Compensation

            PolyMet’s compensation package for its executive officers consists of base salary, bonuses, stock compensation awards, stock options and other stock-based awards granted pursuant to the Omnibus Plan and Share Bonus Plan (as defined below). PolyMet also provides customary employment benefits to certain executive officers.

Base Salary

            Base salary levels reflect the fixed component of pay that compensates the NEO’s for fulfilling their roles and responsibilities and assists in the attraction and retention of highly qualified executives. The base salary changes for NEO’s that were decided last year are set out below:

Named Executive Officer	Title	Base Salary Increase (Decrease)	Base Salary at February 1, 2013	Percent Increase (Decrease)
Jonathan Cherry(1)	President and Chief Executive Officer	N/A	US$350,000	N/A
Douglas Newby	Chief Financial Officer	US$Nil	US$250,000	0%
Joseph Scipioni(2)	Chief Operating Officer	US$(75,000)	US$200,000	(27)%
Bradley Moore	Executive Vice President, Environmental and Governmental Affairs	US$15,000	US$185,000	9%

Notes:	(1)	Mr. Cherry was appointed President and Chief Executive Officer on July 16, 2012.
	(2)	Mr. Scipioni resigned as President and Chief Executive Officer on July 16, 2012 and retained the position of Chief Operating Officer.

Cash Bonuses

            In addition to base salaries, bonuses will be considered by the Compensation Committee for individual meritorious achievement. These bonuses are based on the achievement of PolyMet and individual performance. During the fiscal year ended January 31, 2013, an aggregate of US$25,000 cash bonuses and $276,038 restricted stock bonuses were issued to the NEO’s.

Share Bonuses

            In the past, bonuses in shares (the “Share Bonus Plan”) have been related to specific milestones and one element of these remain to be achieved, namely commercial production.

            The number of Common Shares to be issued under the Share Bonus Plan to each of the NEO’s who are Share Bonus Plan participants is as follows:

Named Executive Officer	Number of Common Shares to be Issued
Upon Achievement of Milestone 4
Jonathan Cherry	Nil
Douglas Newby	Nil
Joseph Scipioni	340,000
Brad Moore	Nil

            The inferred cost of the bonus shares is charged to the NorthMet Project or administration costs, as appropriate, as and when the Common Shares are issued at the value ascribed to them based on the market price when shareholders first approved the awards. Stock options are charged at fair value, using the Black Scholes model, as and when they vest. For more information, see heading “Share Bonus Plan”.

Other Share Compensation

            PolyMet’s executive compensation plan, the Omnibus Plan, was approved by our shareholders at the 2007 Annual General and Special Meeting held on June 27, 2007, re-approved by our shareholders at the 2010 Annual General and Special Meeting held on July 7, 2010 and further amended and reapproved by our shareholders at the 2012 Annual General and Special Meeting held on July 10, 2012 and is administered by the Compensation Committee. For more information, see heading “Omnibus Plan”.

Benefits and Perquisites

            The primary purpose of providing benefits and limited perquisites to our NEO’s is to attract and retain the talent to manage PolyMet. We do not believe that benefits and perquisites should represent a significant portion of our compensation package to our NEO’s, and for the most recently completed fiscal year benefits and perquisites represented approximately 1% of total compensation.

            Benefits are provided at PolyMet’s expense and include: medical, extended health and dental benefits.

Common Share Performance Graph

            Our Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “POM”. Our Common Shares also trade on the NYSE MKT (“NYSE”) under the symbol “PLM”. Assuming an initial investment of $100, the following graph illustrates the comparison between the cumulative total shareholder return on our Common Shares (based upon the trading prices on the TSX) relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX 300 Composite Index) for the period of February 1, 2008 to January 31, 2013.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

(in C$)	2008	2009	2010	2011	2012	2013

PolyMet Mining Corp.	100.00	33.21	110.71	72.86	53.57	40.00
S&P/TSX Composite Index	100.00	68.23	89.88	112.78	106.41	111.74
S&P/TSX Composite Index – Metals & Mining	100.00	74.70	90.52	124.35	119.08	91.15

            Over the period 2008 to 2013, the trend shown by the performance graph above represents strong growth in shareholder returns, followed by a sharp decrease. The market price of the Common Shares has decreased by approximately 26% during the course of the financial year ended January 31, 2013.

            Compensation of our executive officers is competitive with that in the industry and is not tied directly to the performance of PolyMet’s share price. No NEO or director is permitted to purchase financial instruments that are designed to offset a decrease in market value of equity securities that are granted as compensation or held directly or indirectly.

Summary Compensation Table

            The following table provides a summary of compensation earned during the financial year ended January 31, 2013 by our NEO’s:

Name and principal position	Year	Salary (US$)	Share- based awards (US$)(3)	Option- based awards (US$)(4)	Non-equity incentive plan compensation (US$)		Pension value (US$)(5)	All other compensation (US$)	Total compensation (US$)
Long-
					Annual	term
					incentive	incentive
					plans	plans

Jonathan Cherry(1) President and CEO	2013 2012 2011	189,585 Nil Nil	202,438 Nil Nil	938,250 Nil Nil	Nil Nil Nil	Nil Nil Nil	10,500 Nil Nil	25,000 Nil Nil	1,365,773 Nil Nil

Douglas Newby CFO	2013 2012 2011	250,020 248,000 220,200	32,200 91,800 Nil	147,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	7,500 8,000 6,606	Nil Nil Nil	436,720 347,800 226,806

Joseph Scipioni(2) COO	2013 2012 2011	237,552 275,100 275,100	13,800 61,200 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	14,256 14,000 14,700	Nil Nil Nil	265,608 350,300 289,800

Bradley Moore Executive Vice President, Environmental and Governmental Affairs	2013 2012 2011	183,754 170,004 3,500	27,600 Nil Nil	Nil Nil 203,670	Nil Nil Nil	Nil Nil Nil	11,025 10,000 Nil	Nil 15,000 10,000	222,379 195,004 217,170

Notes:	(1)	Mr. Cherry was appointed President and Chief Executive Officer on July 16, 2012.

	(2)	Mr. Scipioni resigned as President and Chief Executive Officer on July 16, 2012 and retained the position of Chief Operating Officer.

	(3)	Balances represent restricted shares valued using the Company’s share price the day prior to the grant.

Mr Cherry was granted 182,706 restricted shares on June 21, 2012 valued at $160,416 with 91,353 vesting on SDEIS publication and 91,353 vesting on EIS publication. Mr Cherry was granted 45,676 restricted shares on January 7, 2013 valued at $42,022 with vesting on the earlier of permit issuance or December 31, 2014.

Mr Newby was granted 35,000 restricted shares on January 7, 2013 valued at $32,200 with vesting on the earlier of permit issuance or December 31, 2014. Mr Newby was granted 45,000 restricted shares on March 10, 2011 valued at $91,800 with 22,500 vesting on permit issuance and 22,500 vesting on commencement of commercial production.

Mr Scipioni was granted 15,000 restricted shares on January 7, 2013 valued at $13,800 with vesting on the earlier of permit issuance or December 31, 2014. Mr Scipioni was granted 30,000 restricted shares on March 10, 2011 valued at $61,200 with 15,000 vesting on permit issuance and 15,000 vesting on commencement of commercial production.

Mr Moore was granted 30,000 restricted shares on January 7, 2013 valued at $27,600 with vesting on the earlier of permit issuance or December 31, 2014.

	(4)	The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model.

Mr Cherry was granted 2,500,000 stock options on June 21, 2012 with 833,334 vesting immediately, 833,333 vesting on SDEIS publication and 833,333 vesting on permit issuance. These options expire July 21, 2022 and have an exercise price of $0.88. The fair value of $938,250 was determined using the following key assumptions: risk free interest rate of 0.41%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 111.92%, and estimated life of 2.75 years.

Mr Newby was granted 200,000 stock options on March 8, 2012 with immediate vesting. These options expire March 8, 2022 and have an exercise price of $1.19. The fair value of $112,600 was determined using the following key assumptions: risk free interest rate of 0.44%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 125.83%, and estimated life of 3.00 years. Mr Newby was granted 100,000 stock options on January 7, 2013 with immediate vesting. These options expire January 7, 2023 and have an exercise price of $0.92. The fair value of $34,400 was determined using the following key assumptions: risk free interest rate of 0.27%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 96.90%, and estimated life of 2.25 years.

Mr Moore was granted 300,000 stock options on January 25, 2011 with 100,000 vesting immediately, 100,000 vesting on SDEIS publication and 100,000 vesting on EIS publication. These options expire January 25, 2021 and have an exercise price of $2.17. The fair value of $203,670 was determined using the following key assumptions: risk free interest rate of 1.68%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 79.35%, and estimated life of 1.5 years.

(5)	Balances represent Company contributions under 401K pension plan.

Option/SAR Repricing

            During the financial year ended January 31, 2013, we did not reprice downward any options or freestanding SARs held by our NEO’s.

Incentive Plan Awards

            PolyMet employs two forms of incentive plans to award its employees for individual and company performance, namely the Omnibus Plan and Share Bonus Plan, both of which are described in detail below.

            Our long-term equity incentive awards are intended to focus management’s attention on long-term growth in shareholder value and stock price appreciation. Long term equity incentive awards are also key components or our ability to attract and retain key executive officers.

Omnibus Plan

            PolyMet’s executive compensation plan, the Omnibus Plan, was approved by our shareholders at the 2007 Annual and Special Meeting held on June 27, 2007, reapproved by our shareholders at the 2010 Annual General and Special Meeting held on July 7, 2010 and further amended and reapproved by our shareholders at the 2012 Annual General and Special Meeting held on July 10, 2012 and is administered by the Compensation Committee. The maximum number of Common Shares issuable under the Omnibus Plan may not at any time exceed 10% of the Common Shares issued and outstanding on the grant date plus 2,500,000 common shares pursuant to an exemption under Section 613(c) of the Toronto Stock Exchange Company Manual. 3,640,000 Common Shares remain reserved for issuance under PolyMet’s existing Share Bonus Plan, and are reserved for issuance under all other stock based compensation arrangements.

            Our Omnibus Plan provides the flexibility to issue many types of long-term incentive awards. As of January 31, 2013, the Compensation Committee has primarily granted stock options, but did grant 458,382 restricted shares to U.S. employees with 450,882 of the U.S. restricted shares issued in trust to a third party. 275,676 of the restricted shares vest upon issuance of permits or December 31, 2014, whichever comes earlier. 91,353 of the restricted shares vest upon publication of the NorthMet supplemental draft Environmental Impact Statement. 91,353 of the restricted shares vest upon receipt of permits to start construction of NorthMet. Stock options are rights to purchase a specified number of shares of PolyMet at a pre-determined exercise price. Because the exercise price of a stock option is fixed, a stock option becomes more valuable as the price of our shares increase. Thus, stock option grants focus management’s attention on long-term growth in shareholder value and share price appreciation. Stock options also are a valuable retention tool because our stock option grants typically become exercisable (or vest) over a period of time and, with limited exceptions, unvested stock options are forfeited if the recipient’s employment with PolyMet terminates. Restricted Stock Units and Restricted Stock granted to NEO’s in the last fiscal year vest on receipt of permits or the NorthMet Project commencing commercial production.

            Our Compensation Committee is responsible, in accordance with the terms of our Omnibus Plan and applicable laws and regulations, for the grant and amendment of options granted to our NEO’s (excluding any grant of options to our Chief Executive Officer, which our Board approves). Previous grants of options are not taken into account when considering new grants.

General Provisions of the Omnibus Plan

            The following is a summary of important provisions of the Omnibus Plan.

            Purpose. The purpose of the Omnibus Plan is to promote PolyMet’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote PolyMet’s business and financial success, to further the identity of interest of persons to whom Awards (as defined in the Omnibus Plan) may be granted with those of the shareholders generally through a proprietary ownership interest in PolyMet, and to assist PolyMet in attracting, retaining and motivating its directors, officers, employees and consultants.

            Eligible Participants. Under the Omnibus Plan, the board can, at any time, appoint a committee (the “Compensation Committee”) to oversee the administration of the Omnibus Plan. The Compensation Committee can, from time to time, recommend Awards to any director, officer, employee or any individual, company or other person engaged to provide ongoing valuable services to PolyMet (a “Consultant”), or to a person otherwise approved by the Compensation Committee (any such person or company is called an “Eligible Person”).

            Number of Securities Issued or Issuable. The maximum number of Common Shares issuable under the Omnibus Plan will be 10% of all issued and outstanding Common Shares; of which 3,640,000 Common Shares are reserved for issuance as Bonus Shares, and a further 2,682,706 common shares are reserved for issuance pursuant to an exemption under Section 613(c) of the Toronto Stock Exchange Company Manual.

            For purposes of the above, if an Award entitles the holder to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates will be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Omnibus Plan. Every Common Share subject to an Award that is an option or a stock appreciation right will be counted against the limit as one (1) Common Share.

            Any Common Shares that are used by a Participant (as defined below) as full or partial payment to PolyMet of the purchase price relating to an Award will again be available for granting Awards under the Omnibus Plan. If an outstanding Award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by PolyMet for an amount not greater than the Participant’s purchase price, the Common Shares will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an Award that is settled in cash.

            Maximum Grant to Insiders or any one Participant. The aggregate number of Common Shares issuable to all persons to whom Awards have been granted under the Omnibus Plan (a “Participant”) that are insiders, pursuant to the Omnibus Plan or issuable in any one year period to persons that are insiders, when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis) excluding Common Shares that may be issued as Performance Awards (which include, for greater certainty, those Common Shares issuable under PolyMet’s existing Share Bonus Plan). The maximum number of Common Shares issuable to any one Participant pursuant to this Plan within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Common Shares

            Maximum Grant to Independent Directors. The aggregate number of Common Shares issuable to any one Participant that is an independent director of PolyMet, pursuant to the Omnibus Plan or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1% of the total number of outstanding Common Shares (on a non-diluted basis), excluding Common Shares reserved for issuance to such Participant at a time when such Participant was not an independent director of PolyMet and excluding Common Shares that may be issued under PolyMet’s existing Bonus Plan.

            Maximum Grant to Any One Participant. Subject to the restrictions set forth under “Maximum Grant to Insiders” and “Maximum Grant to Independent Directors” the aggregate number of Common Shares issuable to any one Participant, pursuant to the Omnibus Plan in any fiscal year of PolyMet or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1.5 million Common Shares, subject to adjustment as provided in the Omnibus Plan.

            Notwithstanding any other granting provision, the aggregate number of Common Shares issuable under the Omnibus Plan for U.S. Qualified Incentive Stock Options is equal to the maximum number of Common Shares subject to the Omnibus Plan, and for greater certainty cannot exceed 25 million Common Shares, subject to adjustment provisions in the Omnibus Plan and subject to the provisions of section 422 and 424 of the U.S. Internal Revenue Code.

            Exercise Price of Options. The exercise price per Common Share for options is fixed by the Compensation Committee. Pursuant to the Omnibus Plan Amendment Resolution, under no circumstances can the exercise price at the time of grant be less than the closing United States dollar trading price of the Common Shares on the NYSE MKT (formerly the NYSE Amex Stock Exchange) on the previous day of the date of grant.

            In addition, if any Participant who is a citizen or resident of the U.S. to whom an “incentive stock option” for the purposes of section 422 of the U.S. Internal Revenue Code (a “U.S. Qualified Incentive Stock Option”) is to be granted under the Omnibus Plan, and at the time of the grant the Participant is an owner of shares possessing more than 10% of the total combined voting power of all classes of the Common Shares, then special provisions will be applicable to the U.S. Qualified Incentive Stock Option granted to such individual. These special provisions applicable only to U.S. Qualified Incentive Stock Options will be: (a) the exercise price (per Common Share) cannot be less than 110% of the fair market value of one Common Share at the time of grant; and (b) the option exercise period cannot exceed five years from the date of grant.

            Vesting of Options. Vesting is at the discretion of the Compensation Committee. However, if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date without cause, or a change of control of PolyMet occurs then all unvested Options will vest on the date of termination or change of control, as the case may be.

            Term of Options. The term of options granted will be determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be later than the earlier of (i) the date which is the 7th anniversary of the date on which such option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject. In addition, the term of the options will be extended if the expiry date occurs during or within seven business days following the end of a blackout period (the interval of time during which PolyMet determines that one or more Participants cannot trade any securities because they may be in possession of undisclosed material information). In such circumstances, the options will be extended to the date, which is ten business days following the end of the blackout period. No U.S. Qualified Incentive Stock Option can be granted more than ten years after the earlier of (a) the date on which the Omnibus Plan was adopted by the Board; or (b) the date on which the Omnibus Plan was approved by PolyMet’s Shareholders.

            Exercise of Options. Options may be exercised by a Participant: (i) upon payment of the exercise price; (ii) by arrangements made between PolyMet and a broker chosen by the Participant by which the broker pays PolyMet the exercise price of the Options that are exercised upon the sale of the Common Shares issued upon the exercise of the Options; or (iii) with the approval of the Compensation Committee, at the election of the Participant, by payment by PolyMet to the Participant of an amount equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option or by the issue of Common Shares to the Participant having a Market Price equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option.

            Stock Appreciation Rights. The Compensation Committee is authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms and conditions of the Omnibus Plan. For Stock Appreciation Rights granted under the Omnibus Plan, the Participant, upon exercise of the Stock Appreciation Right, has the right to receive, as determined by the Compensation Committee, cash or a number of Common Shares equal to the excess of: (a) the Market Price of one Common Share on the date of exercise (or, if the Compensation Committee so determines at any time during a specified period before or after the date of exercise), and; (b) the grant price of the Stock Appreciation Right as determined by the Compensation Committee, which grant price cannot be less than 100% of the Market Price of one Common Share on the date of grant of the Stock Appreciation Right.

            The term of the Stock Appreciation Right granted will be determined by the Compensation Committee and specified in the Award agreement pursuant to which such Stock Appreciation Right is granted, provided that the date cannot be later than the earlier of (i) the date which is the 7th anniversary of the date on which such Stock Appreciation Right is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject.

            Restricted Stock. The Compensation Committee is authorized to grant Restricted Stock to Eligible Persons under the Omnibus Plan. The Common Shares of restricted stock will be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee determines.

            Restricted Stock Unit. The Compensation Committee is authorized to grant Restricted Stock Units to Eligible Persons under the Omnibus Plan. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Omnibus Plan, as the Compensation Committee determines.

            Performance Awards. The Compensation Committee is authorized to grant Performance Awards to Eligible Persons under the Omnibus Plan. A Performance Award granted under the Omnibus Plan (i) may be denominated or payable in cash, Common Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property, and (ii) will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee establishes. Subject to the terms of the Omnibus Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of the Performance Award will be determined by the Compensation Committee.

            Other Stock-Based Awards. The Compensation Committee is authorized to grant to an Eligible Person, subject to the terms of the Omnibus Plan, such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Omnibus Plan.

            Termination of Options. Except as may be determined by the Compensation Committee or the board of directors; (i) if a Participant resigns or a Participant’s contract as a consultant terminates at its normal termination date, then all Options granted to such Participant expire 30 days after the date of resignation or termination; (ii) if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a Consultant is terminated by PolyMet before its normal termination date without cause, then the Option will expire 180 days after the date of termination; (iii) if a Participant’s employment is terminated by PolyMet for cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date for cause, then the Option will expire on the eighth day following the date of termination; (iv) if a Participant’s contract as a consultant is frustrated before its normal termination date due to permanent disability, then the Option will expire 180 days after the date of frustration; (v) if a Participant’s employment ceases due to permanent disability, then the Option will continue to become exercisable until the Expiry Date; (vi) if a Participant retires upon attaining the mandatory or early retirement age established by the PolyMet from time to time, then the Option will expire on the Expiry Date; and (vii) if a Participant dies, then the Option will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.

            Termination of Stock Appreciation Rights. Stock Appreciation Rights will terminate on the earlier of the date determined by the Compensation Committee and specified in the award agreement or the seventh anniversary from the date granted. However, if a Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or termination of the Participant for cause, the Stock Appreciation Rights will terminate on the date which is 180 days following the date of termination of the Participant’s directorship, active employment or active engagement, as applicable, with PolyMet, or such earlier or later date as the Compensation Committee may determine but no later than the Expiry Date. If the Participant is terminated as a director, officer, employee or consultant of PolyMet for cause, Stock Appreciation Rights will terminate on the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance. If a Participant dies, then the Stock Appreciation Rights will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.

            Assignability. Awards granted under the Omnibus Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the Omnibus Plan.

            Procedure for Amending. The Compensation Committee has the right at any time to amend the Omnibus Plan or any Award agreement under the Omnibus Plan provided that shareholder approval has been obtained by ordinary resolution, including any amendment that would: (i) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the Omnibus Plan; (ii) reduce the exercise price per Common Share under any option or Stock Appreciation Right or cancel any option or Stock Appreciation Right and replace such option or Stock Appreciation Right with an option or Stock Appreciation Right with a lower exercise price per Common Share; (iii) extend the term of an Award beyond its original expiry time; (iv) increase the limit on the participation by independent directors in the Omnibus Plan; or (v) permit an Award to be transferable or assignable to any person other than in accordance with the Omnibus Plan.

            Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the Toronto Stock Exchange), amendments to vesting provisions of option agreements, amendments to the expiry date of options so long as such amendments do not extend options past the original date of expiration, and any amendments which provide for a cashless exercise feature with respect to an option so long as the feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Omnibus Plan.

            Financial Assistance. PolyMet does not provide financial assistance to Participants to facilitate the purchase of Common Shares upon the exercise of options granted under the Omnibus Plan. However, there may be certain financial assistance provided by PolyMet for other types of Awards, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over PolyMet.

            Other Material Information. Appropriate adjustments to the Omnibus Plan and to Awards granted thereunder are to be made to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of stock dividends or other changes in PolyMet’s capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a change of control, the Compensation Committee will, in an appropriate and equitable manner: (i) determine the purchase price or exercise price with respect to any Award, provided, however, that the number of Common Shares covered by any Award or to which such Award relates is always a whole number; or (ii) determine the manner in which all unexercised option rights granted under the Omnibus Plan will be treated; (iii) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (iv) commute for or into any other security or any other property or cash, any option that is still capable of being exercised, upon giving to the Participant to whom the Award has been granted at least 30 days written notice of its intention to commute the option, and during such period of notice, the option, to the extent it has not been exercised, can be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option will lapse and be cancelled.

            Control Change and Going Private Transaction. In addition to the foregoing, in the event of a transaction that, if completed could result in a change of control (including a take over bid), a Participant may exercise all Options granted to the Participant, but only for the purposes of participating in such transaction. In the event all of the equity interests in PolyMet are acquired without the substitution of an equivalent equity interest (a “going private transaction”), PolyMet may terminate the Options at the time of and subject to the completion of such going private transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such going private transaction an amount equal to the fair value of such Option as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for this purpose.

Share Bonus Plan

            In 2003, PolyMet established the Share Bonus Plan for its directors and key employees and consultants (the “Key Employees”). The directors and Key Employees are collectively referred to as the “Share Bonus Plan Participants”. The Share Bonus Plan provides for our Common Shares to be issued to the Share Bonus Plan Participants upon PolyMet reaching certain identifiable milestones in its business plan, and is intended to reward the Share Bonus Plan Participants for their unique expertise and experience in achieving these milestones. Our board of directors is of the view that, from a corporate governance perspective, it is more appropriate to provide a reward mechanism of this nature than to provide incentives to its Key Employees exclusively in the form of incentive stock options or other awards granted under the Omnibus Plan, since our share price can vary in accordance with a range of external factors not related to the performance of management and its Key Employees.

            The Share Bonus Plan was initially adopted by our board of directors on November 5, 2003, at which time the market price of our shares was $0.19 per share. The Share Bonus Plan was approved by 98.42% of our disinterested shareholders at our Annual General and Special Meeting held on May 28, 2004.

            On November 4, 2004, PolyMet adopted, and the shareholders approved, revisions to the existing Share Bonus Plan which limited the aggregate number of shares that may be issued under the Share Bonus Plan and PolyMet’s Incentive Stock Option plan to not more than 20% of our issued shares from time to time. As a result, at that time, the number of shares issuable under the Share Bonus Plan was limited to Milestones l and 2, for an aggregate number of 2,890,000 Common Shares. Milestone 1 and Milestone 2 have been reached and the 2,890,000 shares issuable upon the achievement of Milestone 1 and Milestone 2 have been issued.

            At our Annual General and Special Meeting held on June 21, 2006, 98.82% of our disinterested shareholders approved the issue of a total of 2,350,000 shares to the Share Bonus Plan Participants upon the attainment of Milestone 3 - completion of a bankable feasibility study which indicates that production from our NorthMet Property is commercially feasible. Milestone 3 was met on October 24, 2006 and the 2,350,000 shares issuable upon the achievement of Milestone 3 have been issued.

            At our Annual General and Special Meeting held on June 27, 2007, 97.83% of our disinterested shareholders approved PolyMet’s Omnibus Plan. The Omnibus Plan provided for the issuance of a total of 5,940,000 common shares under the Share Bonus Plan, of which 3,640,000 common shares remain to be issued upon achievement of Milestone 4.

            At our Annual General and Special Meeting held on June 17, 2008, 84.13% of our disinterested shareholders approved the issuance of 3,640,000 shares of PolyMet under the Share Bonus Plan upon PolyMet reaching Milestone 4 – commencement of commercial production for our NorthMet Property.

Outstanding Share-Based Awards and Option-Based Awards

            The following table provides a summary of outstanding share-based awards and option-based awards as at January 31, 2013 for our NEO’s:

Table on Outstanding share-based awards and option-based awards

	Option-based Awards				Share-based Awards

							Market or
						Number of	payout value
	Number of securities				Value of	shares or	of share-based
	underlying unexercised		Option		unexercised	units	awards that
	options (#)		exercise	Option	in-the-money	of shares	have not
			price	expiration	options	that have not	vested
Name	Unvested	Vested	($)	date	(US$)(1)	vested (#)(2)	(US$)

Jonathan Cherry	1,666,666	833,334	U$0.88	Jun. 21, 2022	$625,000	228,382 (4)	$258,072
President and CEO

Douglas Newby	Nil	210,000	C$1.36	Sept. 19, 2015	$ Nil	80,000(4)	$90,400
CFO	Nil	100,000	C$1.15	Dec. 5, 2015	$ Nil
	Nil	500,000	C$2.76	Mar. 20, 2016	$ Nil
	Nil	200,000	U$1.19	Mar. 8, 2022	$ Nil

Joseph Scipioni	Nil	200,000	C$2.97	Jun. 19, 2016	$ Nil	385,000(3)	$435,050
COO	Nil	300,000	C$3.30	Jan. 5, 2017	$ Nil
	250,000	Nil	U$2.92	Mar. 12, 2017	$ Nil
	100,000	Nil	U$2.72	Feb. 15, 2018	$ Nil
	Nil	200,000	U$0.82	Feb. 17, 2019	$62,000

Bradley Moore	200,000	100,000	U$2.17	Jan. 25, 2021	$ Nil	30,000(4)	$33,900
Executive Vice	Nil	100,000	U$1.19	Mar. 8, 2022	$ Nil
President,
Environmental and
Governmental Affairs

Notes:	(1)	Represents the cumulative value of unexercised in-the-money options at January 31, 2013 for each NEO.

	(2)	Represents Milestone 4 of the Share Bonus Plan and Restricted Stock.

	(3)	Includes Milestone 4 of the Share Bonus Plan (340,000 common shares) and 45,000 Restricted Stock.

	(4)	Represents Restricted Stock only.

            The following table represents the aggregate dollar value that would have been realized if the stock options under the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Company and the exercise price of the stock options under the option based award on the vesting date:

Table on Incentive plan awards - value vested or earned during the year

Non-equity incentive plan
	Option-based awards - Value	Share-based awards -Value	compensation -Value earned
	vested during the year	vested during the year	during the year
Name	($)	($)	($)

Jonathan Cherry President and CEO	Nil	Nil	Nil

Douglas Newby CFO	Nil	Nil	Nil

Joseph Scipioni COO	Nil	Nil	Nil

Bradley Moore Executive Vice President, Environmental and Governmental Affairs	Nil	Nil	Nil

Securities Authorized for Issuance Under Equity Compensation Plans

            The following table provides an aggregate summary of information with respect to our compensation plans under which our equity securities are authorized for issuance in effect as of January 31, 2013:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights under compensation plans as at January 31, 2013	Weighted-average exercise price of outstanding options, warrants and rights under compensation plans as at January 31, 2013	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) under compensation plans as at January 31, 2013

Equity compensation plans approved by securityholders(1)	12,420,000	$1.94	2,189,008(5)

Equity compensation plans approved by securityholders(2)	3,640,000	N/A

Equity compensation plans approved by securityholders(3)	76,000	N/A

Equity compensation plans not approved by securityholders(4)	2,500,000	Nil	Nil

Total	18,636,000	N/A	2,189,008

Notes:	(1)	Includes the Omnibus Plan.

	(2)	Includes the Share Bonus Plan.

	(3)	Includes Restricted Stock Units and Restricted Stock.

	(4)

On June 21, 2012, Mr. Cherry was granted 2,500,000 options exercisable at a price of US$0.878 per share until June 21, 2022 pursuant to the exception under section 613(c) of the TSX Company Manual. 833,334 options vested on June 21, 2012, 833,333 options vest upon publication of the NorthMet Supplemental Draft Environmental Impact Statement; and 833,333 options vest upon receipt of permits needed to commence construction of the NorthMet Project.

	(5)

Based on 10% of the Corporation’s issued and outstanding shares as at January 31, 2013 less options, bonus shares, and restricted share units outstanding as at January 31, 2013. 2,500,000 options are excluded pursuant to the exception under section 613(c) of the TSX Company Manual.

Remuneration of Directors

            The following table sets forth all annual compensation paid to directors of PolyMet during the year ended January 31, 2013, other than Mr. Jonathan Cherry whose compensation as a director is fully reflected in the summary compensation table for NEO’s.

Name	Fees Earned ($)	Option Awards (#)	Option Awards ($)(1)	Share- based Awards ($)	All other Compensation ($)	Total ($)
Dr. David Dreisinger	40,000	150,000	51,600(2)	Nil	Nil	91,600
W. Ian L. Forrest	50,000	Nil	Nil	Nil	Nil	50,000
Alan Hodnik	45,000	200,000	112,600(3)	Nil	Nil	157,600
William Murray	40,000	150,000	61,005(4)	Nil	Nil	101,005
Stephen Rowland	30,000	250,000	140,751(5)	Nil	Nil	170,751
Michael Sill	40,000	200,000	112,600(6)	Nil	Nil	152,600
Frank L. Sims	45,000	200,000	112,600(7)	Nil	Nil	157,600

Notes:	(1)	The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model.

(2)

Dr. Dreisinger was granted 150,000 stock options on January 7, 2013 with immediate vesting. These options expire January 7, 2023 and have an exercise price of $0.92. The fair value of $51,600 was determined using the following key assumptions: risk free interest rate of 0.27%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 96.90%, and estimated life of 2.25 years.

(3)

Mr. Hodnik was granted 200,000 stock options on March 8, 2012 with immediate vesting. These options expire March 8, 2022 and have an exercise price of $1.19. The fair value of $112,600 was determined using the following key assumptions: risk free interest rate of 0.44%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 125.83%, and estimated life of 3.00 years.

(4)

Mr. Murray was granted 150,000 stock options on July 11, 2012 with immediate vesting. These options expire July 11, 2022 and have an exercise price of $0.95. The fair value of $61,005 was determined using the following key assumptions: risk free interest rate of 0.36%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 112.22%, and estimated life of 2.75 years.

(5)

Mr. Rowland was granted 250,000 stock options on March 8, 2012 with immediate vesting. These options expire March 8, 2022 and have an exercise price of $1.19. The fair value of $140,751 was determined using the following key assumptions: risk free interest rate of 0.44%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 125.83%, and estimated life of 3.00 years.

(6)

Mr. Sill was granted 200,000 stock options on March 8, 2012 with immediate vesting. These options expire March 8, 2022 and have an exercise price of $1.19. The fair value of $112,600 was determined using the following key assumptions: risk free interest rate of 0.44%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 125.83%, and estimated life of 3.00 years.

(7)

Mr. Sims was granted 200,000 stock options on March 8, 2012 with immediate vesting. These options expire March 8, 2022 and have an exercise price of $1.19. The fair value of $112,600 was determined using the following key assumptions: risk free interest rate of 0.44%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 125.83%, and estimated life of 3.00 years.

Employment Contracts, Termination of Employment and Change in Control Agreements

            We believe that severance and change of control benefits are necessary in order to attract and retain high calibre executive talent.

            PolyMet has amended and restated the executive employment agreements with each of our NEO’s. The following is a summary of the executive employment agreements entered into with our NEO’s, including payments to be made by us to each of the NEO’s in the event of their resignation, retirement or other termination of employment or a change of control of us or any of our subsidiaries.

            With respect to change in control benefits, we provide compensation if an NEO is terminated in connection with a change of control transaction on a “double trigger” basis, meaning that before such executive can receive compensation: (i) a change in control must occur; and (ii) within 90 days of such change of control, the NEO’s employment must be terminated for good reason or without cause. Change of control benefits are granted to motivate our NEO’s to act in the best interests of our shareholders by removing the distraction of post-change of control uncertainties faced by executive officers with regard to their continued employment and compensation. We believe that the “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of key management personnel.

            Jonathan Cherry, our President and Chief Executive Officer, is employed by our wholly owned subsidiary, Poly Met Mining, Inc. Mr. Cherry is entitled to an annual salary of US$350,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. Our agreement with Mr. Cherry also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 50 miles of any location worldwide in which we have engaged in business). The termination payment is equal to 2.99 times the highest annual salary based on the highest monthly salary during the previous 36 months, 2.99 times the highest annual bonus during the previous two years or average annual bonus during the previous three years, and health insurance benefits.

            Douglas Newby, our Chief Financial Officer and former President and Chief Executive Officer, is employed by our wholly owned subsidiary, Poly Met Mining, Inc. Mr. Newby is entitled to an annual salary of US$250,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. In addition, Mr. Newby is entitled to a bonus of not less than US$100,000 upon our obtaining and approving a commitment for senior construction financing. Our agreement with Mr. Newby also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 500 kilometers of any mineral property in which we have an interest). The termination payment is equal to 3.00 times the highest annual salary based on the highest monthly salary during the previous 36 months, 3.00 times the highest annual bonus during the previous two years or average annual bonus during the previous three years, and pension and health insurance benefits.

            Joseph Scipioni, our Chief Operating Officer, is employed by our wholly owned subsidiary, Poly Met Mining, Inc. Mr. Scipioni is entitled to an annual salary of US$200,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. Our agreement with Mr. Scipioni also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 500 kilometers of any mineral property in which we have an interest). The termination payment is equal to 3.00 times the highest annual salary based on the highest monthly salary during the previous 36 months, 3.00 times the highest annual bonus during the previous two years or average annual bonus during the previous three years, and pension and health insurance benefits.

            Bradley Moore, our Executive Vice President, Environmental and Governmental Affairs, is employed by our wholly owned subsidiary, Poly Met Mining, Inc. Mr. Moore is entitled to an annual salary of US$185,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. Our agreement with Mr. Moore also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 50 kilometers of any mineral property in which we have an interest). The termination payment is equal to 2.00 times the highest annual salary based on the highest monthly salary during the previous 36 months, 2.00 times the highest annual bonus during the previous two years or average annual bonus during the previous three years, and pension and health insurance benefits.

            The following table shows the estimated compensation for salary and cash bonuses where an NEO is terminated without cause, or following a change in control as if the termination occurred on January 31, 2013:

Named Executive Officer	Title	Termination Without Cause	Termination Change in Control
Jonathan Cherry	President and Chief Executive Officer	US $1,046,500	US $1,046,500
Douglas Newby	Chief Financial Officer	US $750,000	US $750,000
Joseph Scipioni	Chief Operating Officer	US $825,000	US $825,000
Bradley Moore	Executive Vice President, Environmental and Governmental Affairs	US $370,000	US $370,000

            In addition, all non-vested securities under any securities compensation plan granted to the NEO shall immediately and fully vest on the effective date of such termination.

            Severance benefits are appropriate, particularly with respect to a termination without cause since in that scenario, both PolyMet and the NEO have a mutually agreed upon severance package that is in place prior to any termination event which provides us with certainty and the flexibility to make a changes in executive management if such change is in our shareholders’ best interests.

            Severance and change in control benefits are negotiated and set with regard to the experience level of the individual, the complexity of the position and other relevant market factors.

            PolyMet views the severance and change of control arrangements as an integral part of its NEO retention plans.

STATEMENT ON CORPORATE GOVERNANCE

            On June 30, 2006, National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 - Corporate Governance Guidelines came into force in every province and territory in Canada. In addition, PolyMet is subject to National Instrument 52-110 - Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the Canadian Securities Administrators (CSA) as well as certain U.S. initiatives under the Sarbanes-Oxley Act of 2002 and newly adopted corporate governance rules of the NYSE and NASDAQ National Market.

            PolyMet’s Corporate Governance Disclosure in the form required by the Disclosure Instrument is set out in Schedule “A”.

            The Common Shares are listed on NYSE MKT (formerly the NYSE Amex). Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of a non-U.S. issuer in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. PolyMet has obtained relief under this provision. Section 123 of the NYSE MKT Company Guide requires a quorum of not less than 33-1/3 of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. Under PolyMet’s Articles the quorum for the Meeting is two of our shareholders present in person or by proxy holding or representing more than 5% of our Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

            No director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to PolyMet.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

Indemnification of Directors or Officers

            There is no indemnification payable this financial year to directors or officers of PolyMet.

Directors and Officers’ Insurance

            We maintain liability insurance for our directors and officers in the aggregate amount of US$20,000,000. The current annual premium of US$141,370 is paid by us.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     Other than as disclosed herein, we are not aware of any material interest, direct or indirect, involving any director or executive officer or proposed nominee for election as a director or any shareholder who holds more than 10% of our outstanding voting securities, or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of our last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect PolyMet or any of our subsidiaries, except for the arrangements entered into with Glencore AG on April 10, 2013, including (i) the standby purchase agreement whereby Glencore AG will purchase all of the Common Shares offered under the proposed US$60 million rights offering that are not subscribed for by holders of the Rights, subject to certain conditions and limitations, and (ii) the agreement by Glencore AG to provide a US$20 million bridge loan to PolyMet’s wholly-owned Minnesota subsidiary, Poly Met Mining, Inc., to fund operations and enable PolyMet to meet liquidity requirements until the rights offering is complete.

DOCUMENTS INCORPORATED BY REFERENCE

            The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada and in the United States, are specifically incorporated by reference into and form an integral part of this Management Proxy Circular:

the audited consolidated financial statements of the Company for the fiscal year ended January 31, 2013, together with the notes thereto and the auditors’ report thereon;

management’s discussion and analysis for the fiscal year ended January 31, 2013; and

Form 20-F for the fiscal year ended January 31, 2013.

            All documents of the type referred to above and material change reports (other than any confidential material change reports) that are filed by us with a securities commission or any similar authority in Canada or the United States after the date of this Management Proxy Circular and prior to the Meeting will be deemed to be incorporated by reference into this Management Proxy Circular.

            Any statement contained in this Management Proxy Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Management Proxy Circular to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

            The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Management Proxy Circular.

ADDITIONAL INFORMATION

            Additional information relating to PolyMet, including the documents incorporated by reference referred to above, may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov under the company name “PolyMet”. Additional financial information is provided in our audited consolidated financial statements and our MD&A for our most recently completed financial year. Copies of our financial statements and MD&A can be obtained by contacting the Corporate Secretary of PolyMet in writing at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com. Copies of such documents will be provided to shareholders free of charge.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

            Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not now known to us shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL

            The contents and the sending of this Management Proxy Circular have been approved by the board of directors of PolyMet.

            DATED at Toronto, Ontario, as of the 14th day of May, 2013.

By Order of the Board of Directors

signed “Jonathan Cherry”
Director, President & Chief Executive Officer

SCHEDULE “A”

POLYMET MINING CORP.
CORPORATE GOVERNANCE DISCLOSURE

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES

1.		Board of Directors

	(a)	Disclose the identity of directors who are independent.

As at May 14, 2013, our board of directors have determined that W. Ian L. Forrest, Frank L. Sims, David Dreisinger, Alan R. Hodnik and Michael M. Sill are “independent”.

Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices, a director is “independent” if he or she has no direct or indirect material relationship with us that could, in the view of our board of directors, be reasonably expected to interfere with the exercise of that director’s independent judgment.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Our board of directors has determined that William Murray, Jonathan Cherry and Stephen Rowland are not independent. Mr. Murray served as our Executive Chairman until December 31, 2010. Mr. Cherry serves as our President and Chief Executive Officer. Mr. Rowland is an executive of Glencore AG, an insider of PolyMet.

	(c)	Disclose whether or not a majority of directors are independent.	A majority of our directors are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Our directors who are directors of other reporting issuers (or the equivalent) are:
		Name	Reporting Issuer
		Dr. David Dreisinger	Search Minerals, Inc.
		W. Ian L. Forrest	Poros SAS
Georex SA, France
		William Murray	Prospero Silver Corp.
Aura Minerals Inc.
		Frank Sims	Piper Jaffray Companies
South Jersey Industries
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Our directors hold regularly scheduled meetings around the time of full board meetings at which members of management are not present. In addition, our independent directors regularly hold informal meetings by telephone or in person at which non-independent directors and members of management are excluded.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		OUR CORPORATE GOVERNANCE PRACTICES
1.	(f)	Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	The Chairman of the Board, W. Ian L. Forrest is an independent director.

The roles and responsibilities of the Chairman are to provide effective Board leadership, oversee all aspects of the Company’s direction and administration and ensure that the Board carries out its responsibilities effectively and build a healthy corporate governance culture.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record of each of our present and former directors for all board of directors meetings for the period February 1, 2012 to January 31, 2013 is as follows:
Name	Attendance
Dr. David Dreisinger	5/8
W. Ian L. Forrest	8/8
Alan Hodnik	8/8
William Murray	6/8
Stephen Rowland	8/8
Jonathan Cherry	4/4
Michael Sill	8/8
Frank Sims	6/8
Joseph Scipioni	4/4
2.		Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board Mandate was approved by the board of directors on January 16, 2008. The Board Mandate is attached to this Management Proxy Circular as Schedule B.
3.	(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The board of directors has developed a written position for the Chair and the Committee Chairs. The Charter of each Committee sets out the responsibilities, duties and authority of all Committee members.

		CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
3.	(b)	Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.	The board of directors and the Chief Executive Officer have developed a written position description of the Chief Executive Officer.
4.	(a)	Briefly describe what measures the board takes to orient new directors regarding:	New directors are provided with an information package on PolyMet, which includes mandates of certain board committees, corporate disclosure policy and code of ethics.
(i) the role of the board, its committees and its directors, and

Orientation as to the nature and operation of the issuer’s business occurs through attendance at board strategy sessions and through informal meetings.
(ii) the nature and operation of the issuer’s business.

	(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.	W. Ian L. Forrest is a member of the Institute of Chartered Accountants of Scotland and as such undertakes continuing professional development.

Our directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practice and are encouraged and funded to attend seminars that will increase their own and our board of directors’ effectiveness.

The directors were briefed on board duties and responsibilities by corporate counsel following their re- election in July 2012 and are updated by management at each face-to-face board meeting.
5.	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Our board of directors has adopted a written Code of Business Conduct and Ethics, (the “Code”), for its directors, officers and employees.
(i)	disclose how an interested party may obtain a copy of the written code.	A copy of our Code is available on our website at www.polymetmining.com.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and	Our board monitors compliance with the Code through its Audit Committee and our Corporate Secretary. In addition to answering questions or concerns regarding the Code, our Corporate Secretary is responsible for: investigating possible violations of the Code (in conjunction with the Audit Committee) and ensuring that new directors, officers and employees are given a copy of the Code including any referenced policies.

(iii)	provide a cross-reference to any material change report(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change reports have been filed by us since February 1, 2012, the beginning of our most recently completed financial year, that pertain to any conduct of a director or executive officer that constitutes a departure from our Code.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
5.	(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Our board of directors takes measures to exercise independent judgment in considering transactions and agreements in respect of which any of our directors or executive officers may have a material interest. Where appropriate, our directors absent themselves from portions of a meeting of our board of directors or of a board committee to allow independent discussion of points in issue.

We comply with the relevant provisions under the Business Corporations Act (British Columbia) that deal with conflict of interest situations. Through directors’ and officers’ questionnaires and other systems, we also gather and monitor relevant information in relation to potential conflicts of interest that a director or officer may have.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Our board evaluates and ensures the integrity of the Chief Executive Officer and other executive officers, and ensures that the Chief Executive Officer and other executive officers create a culture of integrity and conduct themselves in an ethical manner and in compliance with applicable laws and rules, audit and accounting principles, and our governing policies.

Our board reviews, adopts, and confirms distribution of, the Code and other governing policies, as applicable.

Our directors, officers and employees are reminded on an annual basis that they are responsible for reading, understanding and complying with the Code and related policies and, in the case of directors, also with the Board Mandate.
6.	(a)	Describe the process by which the board identifies new candidates for board nomination.	Our Nominating and Corporate Governance Committee has the primary responsibility for identifying, evaluating, reviewing and recommending qualified candidates to serve on our board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements.

In making its recommendations to our board on director nominees, the Nominating and Corporate Governance Committee considers what competencies and skills our board as a whole should possess, it assesses what competencies and skills each existing director possesses, and then it assesses what competencies and skills each nominee will bring to our board and whether such nominee is independent and can devote sufficient time and resources to his or her duties as a board member.
(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

Our Nominating and Corporate Governance Committee is composed of a majority of independent directors. The members of the Nominating and Corporate Governance Committee are Dr. David Dreisinger, W. Ian L. Forrest, Alan R. Hodnik, Stephen Rowland and Frank Sims. All members are independent except for Stephen Rowland.

The Nominating and Corporate Governance Committee provides our board with recommendations of each nominee and specify qualifications, including personal qualities, characteristics, skills, experience, accomplishments, reputation, current knowledge in the countries and communities in which we operate business, as well as consider the ability to commit adequate time and resources to the Company. Though Mr. Rowland is not independent as he is an executive of our largest shareholder, Mr. Rowland is able to remain objective in the nominating process by abstaining from certain decisions made in the process where the Committee feels a potential conflict may arise.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES
6.	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee Charter was originally approved by the board of directors on January 16, 2008. An updated charter was approved by the board of directors on November 3, 2010. The Nominating and Corporate Governance Committee Charter is attached to this Management Proxy Circular as Schedule C.

The Nominating and Corporate Governance Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

7.	(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.	Compensation for directors and officers is determined by our Compensation Committee. In determining compensation for our directors, the Compensation Committee internally reviews director compensation paid by companies with a comparable profile to us. In determining compensation for officers, the Compensation Committee utilizes the process described in our Management Proxy Circular under the heading “Statement of Executive Compensation - Objectives Executive Compensation”.
(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Our Compensation Committee is composed of independent directors. The members of the Committee are W. Ian L. Forrest, Alan R. Hodnik and Frank Sims.

The Compensation Committee provides our board with recommendations regarding the appointment, performance, succession and remuneration of officers; succession and leadership plans, remunerations and compensation policies.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Compensation Committee Charter was originally approved by the board of directors on January 16, 2008. The Compensation Committee Charter is attached to this Management Proxy Circular as Schedule D.

The Compensation Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.
	(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Compensation consultant, The Human Well, was retained in August, 2012 to assist the Compensation Committee and board of directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet’s incentive plans in contributing to corporate performance. The Human Well will continue to provide PolyMet with these similar compensation consulting services for the current fiscal year.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		OUR CORPORATE GOVERNANCE PRACTICES
8.	Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.	We also have a Safety, Health and Environmental Committee and such committee’s Charter was approved by the board of directors on July 11, 2008. The Safety, Health and Environmental Committee Charter is attached to this Management Proxy Circular as Schedule E.

The members of the Committee are Jonathan Cherry, Dr. David Dreisinger, Bradley Moore, Joseph Scipioni and Michael M. Sill.

The Committee’s purpose is to ensure that PolyMet conducts its activities in a way that will promote sustainable development, protect human life and the preservation of the environment.

We also have an Audit Committee and such committee’s Charter was approved by the board of directors on November 9, 2012. The Audit Committee Charter is attached to this Management Proxy Circular as Schedule F.

The members of the Audit Committee are W. Ian L. Forrest, Michael M. Sill and Frank Sims.

The Audit Committee’s purpose is to oversee the accounting and financial reporting processes of the Company, the audits of financial statements, internal controls over financial reporting, performance of the independent auditors, including compensation and retention, and to review and assess the Company’s processes to manage and control risk, other than those risks assigned to other committees of the Company.
9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.	Our Nominating and Corporate Governance Committee is mandated to ensure that the contributions of board members, committees of the board, and our board as a whole, are reviewed on an annual basis. Additionally, our Nominating and Corporate Governance Committee monitors the quality of the relationship between our management and our board of directors, in order to recommend ways to improve that relationship.

SCHEDULE “B”

POLYMET MINING CORP.

MANDATE FOR THE BOARD OF DIRECTORS

1.           PURPOSE

The Board has responsibility for the stewardship of PolyMet Mining Corp. (the “Company”) by supervising the Company’s affairs with the goal of enhancing shareholder value and maintaining a culture of integrity throughout the Company.

2.           STRUCTURE AND OPERATIONS

The Board shall be composed of not less than five (5) directors and shall have a majority of independent directors. The members of the Board shall be nominated by the Nominating and Corporate Governance Committee and appointed or reappointed at the annual general meeting of the shareholders of the Company (the “AGM”). Directors may be nominated to bring special expertise or perspective to Board deliberations; however, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

The Board shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman among their number. The chairman shall serve as a liaison between the Board and members of the Company’s management team (“Management”).

Meetings of the board shall be held on a quarterly basis, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Board are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

To facilitate the functioning of the Board independently of Management:

(a)	the proportion of members of Management on the Board shall be limited to a minority of the directors;

(b)	when appropriate, members of Management shall not be present for the discussion and determination of certain matters at meetings of the Board;

(c)	under the By-laws of the Company, a director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must call a meeting of the directors at any time; and

(d)	Management’s compensation shall be reviewed, in their absence, by the Compensation Committee.

The Board shall discharge its responsibilities for the stewardship of the Company directly or with the assistance of the following four (4) standing committees:

(a)	Audit Committee;

(b)	Nominating and Corporate Governance Committee;

(c)	Compensation Committee, and

(d)	Safety, Health and Environment Committee.

When appropriate, ad hoc committees shall be appointed by the Board to address certain issues of a more short-term nature.

3.           SPECIFIC DUTIES OF THE BOARD

As part of the Board’s overall responsibility for the stewardship of the Company, its principle duties include, but shall not be limited to, the following:

Oversight of Management

1.	The Board shall approve the appointment of the President and CEO and all other officers, and approve the compensation of officers based upon the recommendations of the Compensation Committee.

2.	To the extent possible, the Board shall satisfy itself as to the integrity of the officers and ensure that they create a culture of integrity throughout the Company.

3.

The Board has delegated authority to the President and CEO for the overall management of the Company, including strategy and operations, to ensure the long term success of the Company and to maximize shareholder value.

4.	The Board may from time to time delegate authority to other officers, subject to specified limits.

5.

Review and prior approval by the Board shall be required for all material transactions in which the Company is involved including, without limitation, the acquisition or disposition by the Company of significant assets and properties, the issuance of securities and any matters that are outside the scope of authority delegated to officers.

6.	The Board shall regularly review and maintain the Company’s succession plan, which includes the appointment, training and monitoring of officers.

Board Organization

1.

The Board shall respond to recommendations received from the Nominating and Corporate Governance Committee, but shall retain the responsibility for managing its own affairs by approving the following: its composition; the candidates nominated for election; appointments to committees; the selection of the chairmen of the Board and of its committees, and committee charters.

2.

The Board may delegate certain responsibilities to its committees, including: the review and assessment of Board and officers compensation levels; the interim financial results; the performance of the Board and officers; the internal controls systems; the orientation and continuing education of Board members; and safety matters. However, the Board shall retain its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Monitoring of Financial Performance and other Financial Reporting Matters

The Board shall be responsible for the following:

1.	reviewing and questioning the strategies and plans of the Company;

2.

identifying principal business risks and ensuring the implementation of appropriate systems to manage such risks including, insurance coverage, conduct of material litigation and the effectiveness of internal controls;

3.	considering appropriate measures to be taken if the performance of the Company falls short of its goals;

4.	reviewing and upon the recommendations of the Audit Committee, approving the audited financial statements and notes thereto;

5.	overseeing the accurate reporting of the financial performance of the Company to its shareholders on a timely and regular basis;

6.	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards, and

7.	reviewing and approving those matters which the Board is required to approve under its governing legislation and documents, including the payment of distributions and material expenditures.

Policies and Procedures

The Board shall approve, maintain and monitor compliance with all policies, codes, charters and procedures developed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

Reporting

1.	The Board shall review and maintain the integrity of the internal control and management information systems of the Company.

2.

The Board shall implement measures for receiving feedback from stakeholders and ensure that material information is disseminated to the public in a timely manner and in accordance with the Company’s Corporate Disclosure Policy.

4.           SPECIFIC DUTIES OF EACH DIRECTOR

The following expectations and responsibilities are meant to serve as a framework to guide individual directors in their participation on the Board, with a view to enabling the Board to meet its duties and responsibilities:

1.	assuming a stewardship role and overseeing the management of the affairs of the Company;

2.	maintaining a clear understanding of the Company, including:

	(a)	its strategic and financial plans and objectives;

	(b)	emerging trends and issues;

	(c)	significant strategic initiatives;

	(d)	capital allocations and expenditures;

	(e)	principal business risks and management of such risks;

	(f)	internal systems, processes and controls;

	(g)	compliance with applicable laws and regulations, and

	(h)	governance, audit and accounting principles and practices.

3.

preparing for each Board and committee meeting by reviewing materials provided and requesting, where appropriate, information that will allow the director to properly participate in the deliberations, make informed business judgments and exercise oversight;

4.

absent a compelling reason, attend every Board and committee (of which the director is a member) meeting, and actively participating in deliberations and decisions. When attendance is not possible, a director should become familiar with the matters to be covered at the meeting;

5.	voting on all decisions of the Board or its committees, except when a conflict of interest may exist;

6.	preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Company and disclosing details of such conflicting interests should they arise; and

7.	acting in the highest ethical manner and with integrity in all professional dealings.

Approved by the Board on January 16, 2008.

SCHEDULE “C”

POLYMET MINING CORP.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

1.           PURPOSE

The purpose of the Nominating & Corporate Governance Committee (in this charter, the “Committee”) is to identify and recommend qualified individuals as members of the Board and of its committees, to review and set out recommendations for non-stock based remuneration for Board members to the Board and to monitor and review PolyMet Mining Corp’s. (the “Company”) corporate governance practices and policies and make recommendations for changes when appropriate.

2.           STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three (3) directors. Members of the Committee shall be independent and appointed or reappointed at the meeting of the Board, immediately following the AGM, and in the normal course of business will serve a minimum of three (3) years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint at the meeting of the Board, immediately following the AGM, a chairman among their number. The chairman shall not be a former Officer of the Company and shall serve as a liaison between the Committee and Management.

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of the majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.           RESOURCES AND AUTHORITY

The committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to use internal personnel and to obtain advice and assistance from internal or external legal, accounting or other advisors and the funding for compensating any such external advisors. In addition, the Committee shall have sole authority to retain and terminate any search firms used to identify director candidates, and to approve the fees and other retention terms related to the appointment of such firms.

4.           SPECIFIC DUTIES

The Committee shall:

1.

review the composition of the Board, taking into consideration the current strengths, skills and experience of the Board; the strategic direction of the Company; the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess; and the qualification of the current Board members;

2.	recommend to the Board nominees for election and re-election as members and specify the qualifications that each new nominee will bring to the Board, including without limitation:

	a.	personal qualities, characteristics, skills, experiences, accomplishments and reputation in the business community;

C-1

b.	current knowledge and contacts in the countries and/or communities in which the Company does business and in the Company’s industry sector or other industries relevant to the Company’s business;

c.	ability and willingness to commit adequate time and resources to Board and Committee matters, and be responsive to the needs of the Company, and

d.	compliance with all legal and regulatory requirements of a Board member.

3.	ensure that a comprehensive orientation is received by new directors and that continuing education opportunities are available to all directors;

4.

recommend to the Board prior to the annual meeting of the Board, the allocation of the directors to each of the committees of the Board. Where a vacancy occurs at any time in the membership of any committee of the Board, recommend to the Board a member to fill such vacancy;

5.	annually assess the performance of the Board, each director and the committees of the Board and make recommendations to the Board;

6.	review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

	a.	the size and composition of the Board;

	b.	the number and content of Board meetings;

	c.	resources available to the directors, and

	d.	the communication process between the Board, its committees and Management.

7.	recommend non-stock based directors’ compensation to the Board;

8.	review at least annually the corporate governance policies and practices and make appropriate recommendations for their improvement;

9.	prepare recommendations for the board regarding any reporting required or recommended on corporate governance (e.g. public disclosure documents required by the TSX guidelines);

10.	retain and compensate such independent advisors as it may deem necessary or advisable to permit it to carry out its duties. The expenses related to such engagement shall be funded by the Company;

11.	regularly evaluate the Company's succession planning process with respect to the Company's executive officers and recommend changes to the Board as appropriate;

12.	jointly with the Compensation Committee, oversee succession planning for the Company's executive officers;

13.	establish and regularly evaluate the process by which the Board and its committees evaluate their performance;

14.

oversee administration of the Company's code(s) of ethics and business conduct for employees, officers, agents and directors and as appropriate consider and approve any amendments to, or waivers granted to the Company's executive officers or directors under provision of the code;

15.

oversee administration of the Company's policy with respect to related party transactions, and review and either approve or disapprove related party transactions submitted to the Committee pursuant to such policy, and

16.	have such other powers and duties as delegated to it by the Board.

Approved by the Board on November 3, 2010.

C-2

SCHEDULE “D”

POLYMET MINING CORP.

COMPENSATION COMMITTEE CHARTER

1.           PURPOSE

The Compensation Committee (in this charter, the “Committee”) shall assist the Board in its oversight role with respect to PolyMet Mining Corp.’s (the “Company”) global human resource strategy, policies and programs, and all matters relating to the proper utilization of human resources within the Company, with special focus on management succession, development and compensation.

2.           STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three (3) directors. Members of the Committee shall be independent and appointed or reappointed at the meeting of the Board, immediately following the AGM, and in the normal course of business will serve a minimum of three (3) years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman among their number. The chairman shall not be a former officer of the Company and shall serve as a liaison between the Committee and Management.

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.           SPECIFIC DUTIES

The Committee shall review and make recommendations to the Board at least annually regarding the following:

1.	the appointment, performance, succession and remuneration of officers;

2.	the Company’s succession and leadership plans;

3.	remuneration and compensation policies, including short and long-term incentive compensation plans, such as stock option and share bonus grants;

4.	the granting of stock options to directors, officers and other key employees and consultants of the Company;

5.	all other remuneration matters, including severance arrangements, with respect to officers, and

6.	executive compensation disclosure prior to its public release.

The Committee shall have the authority to retain and compensate such independent advisors as it may deem necessary or advisable to fulfill its duties. The expenses related to such engagement shall be funded by the Company.

The Committee shall have such other powers and duties as delegated to it by the Board.

Approved by the Board on January 16, 2008.

D-1

SCHEDULE “E”

POLYMET MINING CORP.

SAFETY, HEALTH AND ENVIRONMENTAL COMMITTEE CHARTER

1.           PURPOSE

The Safety Health and Environmental Committee (in this charter, the “Committee”) shall ensure that the Company conducts its activities in such a manner as to promote safe and healthy working conditions and the preservation of the environment.

2.           STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three (3) directors.

Members of the Committee shall appointed or reappointed at the meeting of the Board, immediately following the Annual General Meeting of Shareholders, and in the normal course of business will serve a minimum of three (3) years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The members of the Committee shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman from among their number.

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing, which are signed by all members of the Committee, are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs, which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.           SPECIFIC DUTIES

The Committee shall:

1.	identify, assess and manage risks to employees, consultants, the environment and host communities;

2.	review and monitor the safety, health and environmental policies and procedures of the Company and report to the Board with any recommendations relating thereto;

3.

promote and support improvements to the Company’s safety, health and environmental record. Review material incidents relating to safety, health and environmental issues and report to the Board with any recommendations relating thereto;

4.	as it may deem necessary, arrange, implement and oversee safety and environmental audits, with respect to any operations within the Company;

5.	provide employees and consultants with the training and resources necessary to meet the Company’s objectives under this charter;

6.	review and monitor the impact of the company’s safety, health, and environmental policies and practices and their affect on local communities, and

7.	promote and support ethical business practices and meet or, where possible, exceed applicable legal and other regulatory requirements.

The Committee shall have the authority to retain and compensate such independent advisors, as it may deem necessary or advisable to fulfill its duties. The expenses related to such engagement shall be funded by the Company.

The Committee shall have such other powers and duties as delegated to it by the Board.

Approved by the Board on July 11, 2008.

E-1

SCHEDULE “F”

POLYMET MINING CORP.

AUDIT COMMITTEE CHARTER

1.           PURPOSE

The purpose of the Audit Committee (in this charter, the “Committee") is to oversee the accounting and financial reporting processes of PolyMet Mining Corp. (the “Company”), the audits of the Company's financial statements, the qualifications of the public accounting firm engaged as the Company's independent auditor to prepare or issue an audit report on the financial statements of the Company and internal control over financial reporting, and the performance of the Company's internal audit function and independent auditor. The Committee reviews and assesses the qualitative aspects of the Company’s financial reporting to shareholders, the Company’s financial risk assessment and management, and the Company’s ethics and compliance programs. The Committee is directly responsible for the appointment (subject to shareholder ratification), compensation, retention, and oversight of the independent auditor. The Committee also reviews and assesses the Company’s processes to manage and control risk, except for risks assigned to other committees of the Board or retained by the Board.

2.           STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three (3) directors. Members of the Committee shall be independent and each shall be “financially literate” and will be appointed or reappointed at the meeting of the Board, immediately following the AGM, and in the normal course of business will serve a minimum of three (3) years. At least one member of the Committee shall in the judgment of the Board be an "audit committee financial expert" as defined by the rules and regulations of the Securities and Exchange Commission. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time. Generally, no member of the Committee may serve on more than three audit committees of publicly traded companies (including the Audit Committee of the Company) at the same time.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman among their number. The chairman shall not be a former officer of the Company and shall serve as a liaison between the Committee and Management.

Meetings of the Committee shall be held at least four times annually, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.           RESOURCES AND AUTHORITY

The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to use internal personnel and to obtain advice and assistance from internal or external legal, accounting or other advisors and the funding for compensating any such external advisors. In addition, the Committee shall have sole authority to retain and terminate any such firms and to approve the fees and other retention terms related to the appointment such firms.

4.           RESPONSIBILITIES

The responsibilities of the Committee are:

1.

To assist the Board of Directors in fulfilling its fiduciary responsibilities’ relating to the Company's quality and integrity of accounting, auditing, and reporting practices and the integrity of the Company's internal accounting controls and management information systems;

2.	To review with the auditors, internal accountants and management of the Company:

a.           any audited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any audited financial statement contained in a prospectus, registration statement or other similar document, and

b.           the financial disclosure in each Annual Report and Management Discussion and Analysis of the Company which accompanies such audited financial statement and in each such filing, prospectus, registration statement or other similar document;

3.	To review with the internal accountants and management of the Company:

a.           any unaudited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any unaudited financial statement contained in a prospectus, registration statement, Quarterly Report or other similar document,

b.           the financial disclosure in each Quarterly Report and when applicable, Management Discussion and Analysis of the Company accompanying such unaudited financial statement and in each such filing, prospectus, registration statement or other similar document which accompanies such unaudited financial statement, and

c.           in connection with the Form 20-F of the Company, review (i) management's disclosure to the Committee and the independent auditor under Section 302 of the Sarbanes-Oxley Act, including identified changes in internal control over financial reporting; and (ii) the contents of the Chief Executive Officer and the Chief Financial Officer certificates to be filed under Sections 302 and 906 of the Sarbanes-Oxley Act and the process conducted to support the certifications;

4.

To otherwise review as required and report to the Board of Directors with respect to the adequacy of internal accounting and audit procedures and the adequacy of the Company’s management information systems;

5.	To otherwise ensure that no restrictions are placed by management on the scope of the auditors review and examination of the Company’s accounts;

6.	To appoint or replace the independent auditor and approve the terms on which the independent auditor is engaged for the ensuing fiscal year;

7.

At least annually, evaluate the independent auditor's qualifications, performance, and independence, including that of the lead partner. The evaluation will include obtaining a written report from the independent auditor describing the firm's internal quality control procedures; any material issues raised by the most recent Public Company Accounting Oversight Board inspection, internal quality control review, or PCAOB review, of the firm or by any inquiry or investigation by governmental or professional authorities within the past five years, concerning an independent audit or audits carried out by the firm, and any steps taken to deal with those issues; and all relationships between the independent auditor and the Company;

8.	Resolve any disagreements between management and the independent auditor about financial reporting;

9.

Establish and oversee a policy designating permissible services that the independent auditor may perform for the Company, providing for preapproval of those services by the Committee subject to the de minimis exceptions permitted under applicable rules, and quarterly review of any services approved by the designated member under the policy and the firm's non-audit services and related fees;

10.

Ensure receipt from the independent auditor of a formal written statement delineating all relationships between the auditor and the Company, consistent with applicable requirements of the PCAOB regarding the independent auditor’s communications with the Committee concerning independence, actively engage in a dialogue with the auditor about any disclosed relationships or services that may impact the objectivity and independence of the auditor, and take appropriate action to oversee the independence of the independent auditor;

11.

Advise the Board about the Committee's determination whether the Committee consists of three or more members who are Financially Literate, including at least one member who has financial sophistication and is a financial expert;

12.

Inquire of management and the independent auditor about significant risks or exposures, review the Company's policies for risk assessment and risk management, and assess the steps management has taken to control such risk to the Company, except as to those risks for which oversight has been assigned to other committees of the Board or retained by the Board;

13.	Review with management and the independent auditor:

a.           The Company's annual assessment of the effectiveness of its internal controls and the independent auditor's attestation,

b.           The adequacy of the Company's internal controls, including computerized information system controls and security,

c.           Any "material weakness" or "significant deficiency" in the design or operation of internal control over financial reporting, and any steps taken to resolve the issue, and

d.           Any related significant findings and recommendations of the independent auditor and internal audit together with management's responses;

14.

Develop, review, and oversee procedures for (i) receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, and auditing matters and (ii) the confidential, anonymous submission of employee concerns regarding accounting or auditing matters;

15.

Review policies and procedures with respect to transactions between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not a normal part of the Company’s business, and review and approve those related-party transactions that would be disclosed pursuant to SEC Regulation S-K, Item 404;

16.

Review with management and the independent auditor at least annually the Company's critical accounting policies and significant judgments and estimates, including any significant changes in the Company's selection or application of accounting principles and the effect of regulatory and accounting initiatives on the financial statements of the Company;

17.	To ensure that the Company disseminates information concerning its financial position and results of operations to the public in a timely fashion;

18.	Complete an annual evaluation of the Committee’s performance;

19.

Include a copy of the Committee charter as an appendix to the proxy statement at least once every three years, or disclose annually in the proxy statement where the charter can be found on the Company's website;

20.

Set clear hiring policies for the Company's hiring of employees or former employees of the independent auditor who were engaged in the Company's account, and ensure the policies comply with any regulations applicable to the Company; and

21.	Review with management the Company’s policies and processes for tax planning and compliance.

5.0           COMMUNICATIONS

The independent auditor reports directly to the Committee. The Committee is expected to maintain free and open communication with the independent auditor, the internal auditors, and management. This communication will include periodic private executive sessions with each of these parties.

6.0           EDUCATION

The Company is responsible for providing new members with appropriate orientation briefings and educational opportunities, and the full Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Company, and other matters as may be requested by the Committee. The Company will assist the Committee in maintaining appropriate financial literacy.

Approved by the Board on November 9, 2012.